UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

INOZYME PHARMA, INC.

(Name of Subject Company)

INOZYME PHARMA, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45790W108

(CUSIP Number of Class of Securities)

Douglas Treco

Chief Executive Officer

Inozyme Pharma, Inc.

321 Summer Street, Suite 400

Boston, MA 02210

(857) 330-4340

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Rachael Bushey, Esq.

Jennifer Porter, Esq.

Laura Gulick, Esq.

Goodwin Procter LLP

3025 John F Kennedy Blvd

Philadelphia, PA 19104

(445) 207-7800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Inozyme Pharma, Inc., a Delaware corporation (“Inozyme” or the “Company”). The address of Inozyme’s principal executive office is 321 Summer Street, Suite 400, Boston, Massachusetts 02210, and its telephone number is (857) 330-4340. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Inozyme” refer to Inozyme Pharma, Inc.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is Inozyme’s common stock, par value $0.0001 per share (the “Shares”). As of May 29, 2025, there were (a) 64,915,697 issued and outstanding Shares, (b) 5,000,000 shares of undesignated preferred stock, par value $0.0001 per share, (c) 9,923,371 Shares subject to issuance pursuant to outstanding options to purchase Shares, (each, a “Company Option”), (d) 566,400 Shares subject to or otherwise deliverable in connection with outstanding restricted stock units granted pursuant to an Inozyme Equity Plan (each, a “Company RSU” and together with the Company Options, the “Company Awards”), (e) 1,888,987 Shares reserved for future issuance under Inozyme’s (i) Amended and Restated 2017 Equity Incentive Plan, as amended, (ii) 2020 Stock Incentive Plan and (iii) 2023 Inducement Stock Incentive Plan as amended (collectively, the “Inozyme Equity Plan”); and (f) 1,602,331 Shares reserved for issuance under Inozyme’s 2020 Employee Stock Purchase Plan (the “Company ESPP”).

Item 2. Identity and Background of Filing Person.

(a) Name and Address. The name, business address and business telephone number of Inozyme, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information-Name and Address.”

(b) Tender Offer.

This Schedule 14D-9 relates to a tender offer by Incline Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of BioMarin Pharmaceutical Inc., a Delaware corporation (“BioMarin” or “Parent”), to acquire all of the issued and outstanding Shares at a price per Share of $4.00 (the “Offer Price”), net to the seller in cash, subject to applicable withholding taxes, if any, and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on June 2, 2025. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to Inozyme stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 16, 2025 (as it may be amended or supplemented in accordance with its terms, the “Merger Agreement”), by and among Inozyme, Parent and Purchaser. A more complete description of the Merger Agreement can be found in Section 13 (The Transaction Documents) of the Offer to Purchase and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and each is incorporated herein by reference.

The Merger Agreement provides, among other matters, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into Inozyme (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with Inozyme continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly-owned subsidiary of BioMarin, without a vote of the stockholders of Inozyme in accordance with Section 251(h) of the DGCL. Upon filing of a certificate of merger in respect of the Merger with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL (such date and time, the “Effective Time”), each Share (other than (a) any Shares held by Inozyme (including Shares held in Inozyme’s treasury) as of immediately prior to the Effective Time, and (b) any Shares held by Parent, Purchaser or any other direct or indirect wholly-owned subsidiary of BioMarin as of immediately prior to the Effective Time (the shares described in clauses (a)-(b), collectively, the “Excluded Shares”), (c) Shares validly tendered and irrevocably accepted for purchase pursuant to the Offer, and (d) Shares held by holders (or held in a voting trust or by a nominee on behalf of a beneficial owner who beneficially owns such Shares) who are entitled to demand appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the Shares described in clause (d), the “Dissenting Shares”)) will be converted into the right to receive a net amount in cash, without interest, equal to the Offer Price (the “Merger Consideration”), subject to any withholding of taxes required by applicable law and will cease to have any rights with respect thereto, except the right to receive the Merger Consideration. Upon the Effective Time, Inozyme will cease to be a publicly traded company and will become wholly-owned by Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”

In addition, pursuant to the Merger Agreement:

•

Each Company Option that is outstanding as of immediately prior to the Effective Time, to the extent unvested, will automatically accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or Inozyme, each Company Option that is then outstanding and unexercised as of immediately prior to the Effective Time having a per share exercise price that is less than the Merger Consideration (each, an “In-the-Money Option”) will be cancelled and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares subject to such fully vested In-the-Money Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (x) the Merger Consideration minus (y) the exercise price payable per Share under such In-the-Money Option, which amount will be subject to any applicable withholding of taxes;

•

Each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time that has a per share exercise price that is equal to or greater than the Offer Price, whether vested or unvested, will be cancelled without any consideration payable therefor; and

•

Each Company RSU that is outstanding as of immediately prior to the Effective Time will automatically accelerate and become fully vested immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or Inozyme, each Company RSU that is then outstanding as of immediately prior to the Effective Time will be canceled and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares issuable in settlement to such Company RSU, immediately prior to the Effective Time, multiplied by (ii) the Merger Consideration, which amount will be subject to any applicable withholding of taxes.

The obligation of Purchaser to pay for Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in Annex I to the Merger Agreement, including that (a) the number of Shares (i) validly tendered (and not validly withdrawn) prior to the time that the Offer expires and (ii) otherwise beneficially owned by Parent or Purchaser (or any wholly-owned subsidiary of Parent or Purchaser), if any, collectively represent at least one Share more than 50% of the then-issued and outstanding Shares as of the expiration of the Offer (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)) (the “Minimum Condition”); (b) the representations and warranties of Inozyme contained in the Merger Agreement are accurate, subject to customary materiality thresholds and exceptions; (c) Inozyme will have complied or performed in all material respects all of Inozyme’s covenants and agreements it is required to comply with or perform at or prior to the time at which Purchaser irrevocably accepts for payment any Shares tendered pursuant to the Offer (the “Offer Acceptance Time”); (d) since the date of the Merger Agreement, there will not have occurred any Material Adverse Effect (as defined in the Merger Agreement and also discussed in Section 15 of the Offer to Purchase (Conditions to the Offer)) that is continuing as of the Offer Acceptance Time; (e) the waiting period (or any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any timing agreement with any governmental body will have expired or been terminated (the “Regulatory Condition”); (f) there will not have been issued by any court of competent jurisdiction or remain in effect any temporary, preliminary or permanent order preventing the acquisition of or payment for Shares pursuant to the Offer, nor will any law or order have been promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body of competent jurisdiction that remains in effect that directly or indirectly enjoins, restrains or otherwise prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger (the “Order Condition”); (g) the Merger Agreement will not have been validly terminated in accordance with its terms (the “Termination Condition”); and (h) other customary conditions set forth in Annex I of the Merger Agreement have been satisfied (collectively, the “Offer Conditions”).

The Offer will initially expire at one minute following 11:59 p.m., Eastern Time, on June 30, 2025, unless extended or earlier terminated as permitted by the Merger Agreement (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Date”). The Expiration Date may be extended as follows: (a) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied (subject to the right of Parent or Purchaser to waive any Offer Condition, other than the Minimum Condition, the Termination Condition, the Regulatory Condition or the Order Condition), Purchaser will, and Parent will cause Purchaser to, extend the Offer on one or more occasions (in consecutive increments), for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; and (b) Purchaser will, and Parent will cause Purchaser to, extend the Offer from time to time for the minimum period required by applicable law, any interpretation or position of the SEC or its staff or Nasdaq Global Select Market or its staff, applicable to the Offer. However, in no event will Purchaser or Parent (a) be required to extend the Offer beyond the earlier to occur of (the “Extension Deadline”): (i) the valid termination of the Merger Agreement in accordance with its terms, and (ii) the first business day immediately following the End Date (defined in the Merger Agreement as November 16, 2025, or as late as February 16, 2026, in the event the End Date has been extended as provided in the Merger Agreement and as discussed in more detail in the Offer to Purchase) or (b) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Inozyme.

As set forth in the Schedule TO, the principal executive office of each of Parent and Purchaser is 770 Lindaro Street, San Rafael, California 94901. The telephone number of each of Parent and Purchaser is (415) 506-6700.

The foregoing summary of the Transactions is qualified in its entirety by the description contained in the Offer to Purchase and the terms of the Letter of Transmittal and the Merger Agreement. The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov. This Schedule 14D-9 is also located on the “Investors” page of Inozyme’s website at https://investors.inozyme.com/investor-relations, and the Offer to Purchase and the other related materials are available directly from Innisfree M&A Incorporated, the information agent engaged by Purchaser for the Offer, toll free at (877) 687-1871 or at +1 (412) 232-3651 outside the United States. Banks and brokers may call collect at (212) 750-5833. The information on Inozyme’s or the SEC’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, to Inozyme’s knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (a) Inozyme or any of its affiliates, on the one hand, and (b)(i) any of its executive officers, directors or affiliates, or (ii) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

The Registration Statement is being furnished to Inozyme’s stockholders pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Item 1005(d) of Regulation M-A. Any information that is incorporated herein by reference will be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

(a) Arrangements between Inozyme and its Executive Officers, Directors and Affiliates.

In considering the recommendation of Inozyme’s board of directors (the “Board”) that stockholders of Inozyme tender their Shares in the Offer, stockholders of Inozyme should be aware that Inozyme’s executive officers, members of the Board and affiliates may be considered to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of stockholders of Inozyme, generally. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:

•	The accelerated vesting of all outstanding Company Options and cash settlement of all Company Options with exercise prices below the Merger Consideration in connection with the Merger;

•	The accelerated vesting and cash settlement of all outstanding Company RSUs in connection with the Merger;

•	The potential receipt of severance benefits by executive officers under their respective employment agreements;

•	The entitlement to indemnification benefits in favor of directors and officers of Inozyme;

•

The eligibility of Inozyme’s non-employee directors to receive compensation (whether in cash or equity) pursuant to the terms of the Company’s Non-Employee Director Compensation Policy (the “Non-Employee Director Compensation Policy”) through the consummation of the Merger; and

•	The potential payment of cash transaction bonuses for service through the consummation of the Merger.

For further information with respect to arrangements between Inozyme and its executive officers, directors and affiliates, described in this “Item 3. Past Contacts, Transactions, Negotiations and Agreements” as well as other arrangements between Inozyme and its executive officers, directors, and affiliates, please see Inozyme’s Schedule 14A filed with SEC on April 29, 2025, including the information under the headings “Executive and Director Compensation” and “Transactions with Related Persons.”

Effect of the Offer and the Merger on Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of Inozyme who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Inozyme. The following table sets forth the number of Shares beneficially owned as of May 29, 2025, by each of Inozyme’s executive officers and directors, excluding Shares issuable upon exercise of Company Options or settlement of outstanding Company RSUs, and the aggregate transaction consideration payable for such Shares. Certain of Inozyme’s directors and executive officers are parties to tender and support agreements with Inozyme and Parent, pursuant to which they have agreed, among other things, to tender their Shares in the Offer. For more information, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

	Number of Shares Owned	Cash Consideration Payable in Respect of Shares
Executive Officers:
Douglas A. Treco, Ph.D.	41,046	$164,184
Sanjay S. Subramanian	32,888	$131,552
Matthew Winton, Ph.D.	7,388	$29,552
Directors:
Sarah Bhagat, Ph.D.	—	$—
Axel Bolte, MBA	423,926	$1,695,704
Reinaldo M. Diaz, MBA	—	$—
Martin Edwards, M.D., MBA	—	$—
Erik Harris, MBA	—	$—
Rob Hopfner, Rph, Ph.D., MBA	—	$—
Edward Mathers	—	$—
Lynne Sullivan, MST	—	$—

Treatment of Company Options

Each Company Option that is outstanding as of immediately prior to the Effective Time, to the extent unvested, will automatically accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or Inozyme, each In-the-Money Option will be cancelled and converted into the right to receive cash in an amount, which amount will be subject to any applicable withholding of taxes, equal to the product of (a) the total number of Shares subject to such fully vested In-the-Money Option immediately prior to the Effective Time, multiplied by (b) the excess, if any, of (i) the Merger Consideration minus (ii) the exercise price payable per Share under such In-the-Money Option. No holder of a Company Option that has an exercise price per Share that is equal to or greater than the Merger Consideration will be entitled to any payment with respect to such Company Option before or after the Effective Time, and such Company Option will be cancelled and will cease to exist as of the Effective Time, and no consideration (whether in the form of cash or otherwise) will be delivered in exchange therefor.

The table below sets forth, for each of Inozyme’s executive officers and directors as of May 29, 2025: (a) the aggregate number of Shares subject to In-the-Money Options, and (b) the value of cash amounts payable in respect of such In-the-Money Options on a pre-tax basis at the Effective Time, calculated by multiplying (i) the excess of the Merger Consideration over the respective exercise prices per Share of the applicable In-the-Money Options by (ii) the number of Shares subject to such In-the-Money Options.

	Shares of Common Stock Underlying In-the-Money Company Options	Weighted Average Exercise Price	Estimated Aggregate In-the-Money Company Option Payment
Executive Officers:
Douglas A. Treco, Ph.D.	486,979	$1.37	$1,282,984.17
Sanjay S. Subramanian	460,000	$2.85	$528,000
Matthew Winton, Ph.D.	145,000	$1.06	$426,300
Directors:
Sarah Bhagat, Ph.D.	—	$—	$—
Axel Bolte, MBA	393,363	$2.32	$659,468.49
Reinaldo M. Diaz, MBA	—	$—	$—
Martin Edwards M.D., MBA	—	$—	$—
Erik Harris, MBA	—	$—	$—
Rob Hopfner, Rph, Ph.D., MBA	—	$—	$—
Edward Mathers	—	$—	$—
Lynne Sullivan, MST	—	$—	$—

Treatment of Company Restricted Stock Units

Each Company RSU that is outstanding as of immediately prior to the Effective Time will automatically accelerate and become fully vested immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or Inozyme, each Company RSU that is then outstanding as of immediately prior to the Effective Time will be canceled and converted into the right to receive cash in an amount equal to the product of (a) the total number of Shares issuable in settlement to such Company RSU, immediately prior to the Effective Time, multiplied by (b) the Merger Consideration, which amount will be subject to any applicable withholding of taxes.

The table below sets forth, for each of Inozyme’s executive officers and directors as of May 29, 2025: (a) the aggregate number of Shares underlying the Company RSUs, and (b) the value of cash amounts payable in respect of such Company RSUs on a pre-tax basis at the Effective Time, calculated by multiplying (i) the Merger Consideration by (ii) the number of Shares underlying such Company RSUs.

	Shares of Common Stock Underlying Company RSU Awards	Estimated Aggregate Company RSU Award Payment
Executive Officers:
Douglas A. Treco, Ph.D.	150,000	$600,000
Sanjay S. Subramanian	38,500	$154,000
Matthew Winton, Ph.D.	41,500	$166,500
Directors:
Sarah Bhagat, Ph.D.	—	$—
Axel Bolte, MBA	—	$—
Reinaldo M. Diaz, MBA	—	$—
Martin Edwards M.D., MBA	—	$—
Erik Harris, MBA	—	$—
Rob Hopfner, Rph, Ph.D., MBA	—	$—
Edward Mathers	—	$—
Lynne Sullivan, MST	—	$—

Effect of the Transactions on the Company ESPP

The Company ESPP allows eligible employees of Inozyme, including Inozyme’s executive officers, to purchase Shares at either (a) the lower of: (i) 85% of the per-share closing price on the first day of each Plan Period (as defined in the Company ESPP); and (ii) 85% of the per-share closing price on the applicable Exercise Date (as defined in the Company ESPP), or (b) the per Share closing price on the Exercise Date (provided that, for purposes of (b), the purchase price will be at least 85% of the applicable closing price).

The current Offering (as defined in the Company ESPP) commenced on April 1, 2025, with the first Exercise Date under the current Offering scheduled to occur on September 30, 2025. Under the terms of the Merger Agreement, as soon as practicable following the date of the Merger Agreement, the Company will take such actions as may be required to provide that, with respect to the Company ESPP: (a) the final Exercise Date will be such date as the Company determines in its sole discretion (provided that such date will be no later than the date that is five (5) calendar days prior to the Effective Time (the “Final Exercise Date”)), (b) each participant’s accumulated contributions under the Company ESPP will be used to purchase Shares in accordance with the terms of the Company ESPP as of the Final Exercise Date, (c) the Company ESPP will terminate on the date immediately prior to the date on which the Effective Time occurs and no further rights will be granted or exercised under the Company ESPP thereafter, (d) each individual participating in the Offering in progress on the date of the Merger Agreement (the “Final Offering”) will not be permitted to increase the percentage of his or her earnings (as defined in the Final Offering documents) pursuant to the Company ESPP from the individual’s applicable elected percentage of earnings that was in effect when that Offering commenced, or make any nonpayroll contributions to the Company ESPP on or following the date of the Merger Agreement, (e) except for the Final Offering, no offering period under the ESPP will be authorized or commenced on or after the date of the Merger Agreement, (f) the applicable purchase price for Shares will not be decreased below the levels set forth in the Company ESPP as of the date of the Merger Agreement and (g) no further rights are granted under the Company ESPP after the Effective Time. All Shares purchased on the Final Exercise Date will be cancelled at the Effective Time and converted into the right to receive the Merger Consideration described in the section entitled “ —Effect of the Offer and the Merger on Outstanding Shares Held by Directors and Executive Officers”.

Potential Payments and Benefits upon Termination or Change in Control

Regardless of the manner in which an executive officer’s service terminates, Inozyme’s executive officers are entitled to receive amounts earned during their term of service.

Equity Award Acceleration

Under the Merger Agreement, the vesting of all Company Awards will be accelerated in connection with the Merger, and all such Company Awards will be cashed out or otherwise cancelled as described in further detail above under “ —Treatment of Company Options,” and “—Treatment of Company Restricted Stock Units,” and any provisions in any individual agreements related to the acceleration of the vesting of Company Awards in connection with a change in control will be superseded by the provisions of the Merger Agreement.

Employment Agreements with Inozyme’s Executive Officers

Inozyme is party to preexisting at-will employment agreements with each of its executive officers. Inozyme may terminate the executive officers’ employment with the Company at any time, with or without cause. The employment agreements set forth the executive officers’ titles, compensation arrangements and eligibility for benefits made available to employees generally. Additionally, the employment agreements provide each executive officer with the following severance benefits:

Douglas A. Treco, Ph.D.

Pursuant to Inozyme’s employment agreement with Dr. Douglas A. Treco (the “Treco Employment Agreement”), Dr. Treco is eligible to receive certain payments and benefits in the event that Dr. Treco’s employment is terminated by Inozyme without “cause” or Dr. Treco resigns for “good reason” (each, as defined in the Treco Employment Agreement). Subject to Dr. Treco’s execution and non-revocation of a release of claims in favor of Inozyme and his continued compliance with certain restrictive covenants, Dr. Treco is entitled to receive the following payments and benefits:

•	Continued payment of his annual base salary for a period of twelve (12) months following the date his release of claims becomes effective;

•	Continued payment of Inozyme’s share of the COBRA premiums for health benefit coverage for a period of up to twelve (12) months following the date that his employment with Inozyme is terminated;

•

Payment, in a lump sum on the date the first installment of severance pay is paid, of a pro-rata portion of his annual discretionary bonus, if any, that the Board determines he would have received during the applicable calendar year until his date of termination; and

•

The stock option and restricted stock unit award granted to Dr. Treco on April 1, 2023 will vest with respect to the number of shares subject to such equity award that would have vested within the twelve (12) month period following Dr. Treco’s termination had he remained employed with Inozyme during such period.

In lieu of the payments and benefits described above, in the event that Dr. Treco’s employment is terminated by Inozyme without “cause” or Dr. Treco resigns for “good reason,” in each case during the 60-day period prior to a “change in control” (each, as defined in the Treco Employment Agreement) or the twelve (12) month period following a change in control, Dr. Treco is entitled to receive the following payments and benefits, subject to his execution and non-revocation of a release of claims in favor of Inozyme and his continued compliance with certain restrictive covenants:

Continued payment of his then-current annual base salary for a period of eighteen (18) months following the date his release of claims becomes effective;

•	Continued payment of Inozyme’s share of the COBRA premiums for health benefit coverage for a period of up to eighteen (18) months following the date that his employment with Inozyme is terminated;

•	Payment of 150% of his annual target discretionary bonus amount for the year in which the termination occurs, payable in a lump sum on the date the first installment of severance pay is paid; and

•

All outstanding and unvested stock options and other equity awards that vest solely based on continued service will become fully vested and, with respect to any stock options then-held by Dr. Treco, such stock options will remain exercisable for the period of time set forth in the applicable grant agreement.

Sanjay S. Subramanian

Pursuant to Inozyme’s employment agreement with Mr. Sanjay Subramanian (the “Subramanian Employment Agreement”), Mr. Subramanian is eligible to receive certain payments and benefits in the event that Mr. Subramanian’s employment is terminated by Inozyme without “cause” or Mr. Subramanian resigns for “good reason” (each, as defined in the Subramanian Employment Agreement). Subject to Mr. Subramanian’s execution and non-revocation of a release of claims in favor of Inozyme and his continued compliance with certain restrictive covenants, Mr. Subramanian is entitled to receive the following payments and benefits:

•	Continued payment of his then-current annual base salary for a period of nine (9) months following the date his release of claims becomes effective;

•	Continued payment of Inozyme’s share of the COBRA premiums for health benefit coverage for a period of up nine (9) months following the date that his employment with Inozyme is terminated; and

•

In the event that the qualifying termination occurs between January 1 and the date annual discretionary bonuses are distributed, payment of his annual target discretionary bonus amount for the year prior to termination, payable in a lump sum on the date the first installment of severance pay is paid.

In lieu of the payments and benefits described above, in the event that Mr. Subramanian’s employment is terminated by Inozyme without “cause” or Mr. Subramanian resigns for “good reason,” in each case during the 12-month period following a “change in control” (each, as defined in the Subramanian Employment Agreement), Mr. Subramanian is entitled to receive the following payments and benefits, subject to his execution and non-revocation of a release of claims in favor of Inozyme and his continued compliance with certain restrictive covenants:

•	Continued payment of his then-current annual base salary for a period of twelve (12) months following the date his release of claims becomes effective;

•	Continued payment of Inozyme’s share of the COBRA premiums for health benefit coverage for a period of up to twelve (12) months following the date that his employment with Inozyme is terminated;

•	Payment of 100% of his annual target discretionary bonus amount for the year in which the termination occurs, payable in a lump sum on the date the first installment of severance pay is paid; and

•

All outstanding and unvested stock options and other equity awards that vest solely based on continued service will become fully vested and, with respect to any stock options then-held by Mr. Subramanian, such stock options will remain exercisable for the period of time set forth in the applicable grant agreement.

Matthew Winton, Ph.D.

Pursuant to Inozyme’s employment agreement with Dr. Matthew Winton (the “Winton Employment Agreement”), Dr. Winton is eligible to receive certain payments and benefits in the event that Dr. Winton’s employment is terminated by Inozyme without “cause” or Dr. Winton resigns for “good reason” (each, as defined in the Winton Employment Agreement). Subject to Dr. Winton’s execution and non-revocation of a release of claims in favor of Inozyme and his continued compliance with certain restrictive covenants, Dr. Winton is entitled to receive the following payments and benefits:

•	Continued payment of his then-current annual base salary for a period of nine (9) months following the date his release of claims becomes effective; and

•	Continued payment of Inozyme’s share of the COBRA premiums for health benefit coverage for a period of up to nine (9) months following the date that his employment with Inozyme is terminated.

In lieu of the payments and benefits described above, in the event that Dr. Winton’s employment is terminated by Inozyme without “cause” or Dr. Winton resigns for “good reason,” in each case during the twelve (12) month period following a “change in control” (each, as defined in the Winton Employment Agreement), Dr. Winton is entitled to receive the following payments and benefits, subject to his execution and non-revocation of a release of claims in favor of Inozyme and his continued compliance with certain restrictive covenants:

•	Continued payment of his then-current annual base salary for a period of twelve (12) months following the date his release of claims becomes effective;

•	Continued payment of Inozyme’s share of the COBRA premiums for health benefit coverage for a period of up to twelve (12) months following the date that his employment with Inozyme is terminated;

•	Payment of 100% of his annual target discretionary bonus amount for the year in which the termination occurs, payable in a lump sum on the date the first installment of severance pay is paid; and

•

All outstanding and unvested stock options and other equity awards that vest solely based on continued service will become fully vested and, with respect to any stock options then-held by Dr. Winton, such stock options will remain exercisable for the period of time set forth in the applicable grant agreement.

The table below sets forth the estimated value of the payments and benefits which Inozyme’s executive officers would be eligible to receive upon a termination by Inozyme without cause or by the executive officer for good reason within twelve (12) months following a change in control (or, in the case of Dr. Treco, during the 60-day period prior to or the twelve (12) month period following a change in control) pursuant to their employment agreements.

Name	Cash Severance ($)	Health Benefits ($)	Total ($)
Douglas A. Treco, Ph.D.	1,317,113	37,142	1,354,255
Sanjay S. Subramanian	677,600	37,130	714,730
Matthew Winton, Ph.D.	679,000	24,761	703,761

Continuing Employee Arrangements Following the Merger

Pursuant to the Merger Agreement, for a period of one (1) year from the closing date of the Merger (the “Closing Date”), Parent will provide, or cause to be provided, to each employee of Inozyme who is employed by Inozyme as of immediately prior to the Effective Time and who continues to be employed by Parent or the Surviving Corporation (or any affiliate thereof) during such one (1) year period (each, a “Continuing Employee”) with (a) (i) base salary (or base wages, as the case may be), (ii) short-term target cash incentive compensation opportunities (including, but not limited to, bonuses and commission opportunities), in each case, in an amount no less than the level or opportunity that was provided to each such Continuing Employee prior to the Effective Time, (b) equity compensation (excluding new-hire grants) in an amount equal to the level or opportunity that is provided by Parent or any subsidiary of Parent to similarly-situated employees of Parent or any subsidiary of Parent, and (c) other employee benefits (including severance benefits, health and welfare benefits and defined contribution retirement benefits) that are no less favorable in the aggregate than either, in Parent’s discretion, the employee benefits (including health and welfare benefits and defined contribution retirement benefits), in the aggregate, provided to (x) each such Continuing Employee as of immediately prior to the Effective Time and (y) similarly-situated employees of Parent or any subsidiary of Parent.

From and after the Effective Time, Parent will use commercially reasonable efforts to, or to cause the Surviving Corporation to, ensure that each Continuing Employee receives full credit for purposes of eligibility to participate in benefit accrual, and vacation entitlement for service with Inozyme and its subsidiaries under the comparable employee retirement, health and welfare benefit plans of Parent or the Surviving Corporation, as applicable, in which such employees become participants; provided, that the foregoing will not apply with respect to (a) benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits or (b) any equity compensation provided to Continuing Employees. Furthermore, as of the Effective Time, Parent will, or will cause the Surviving Corporation to, credit to Continuing Employees the amount of vacation time that such employees had accrued under any applicable employment agreement or benefit plan as of the Effective Time, which will not be subject to accrual limits or forfeiture.

In addition, from and after the Effective Time, with respect to each welfare benefit plan maintained by Parent or any of its subsidiaries (each, a “Parent Welfare Plan”) in which any Continuing Employee is or becomes eligible to participate, Parent will use commercially reasonable efforts to cause each such Parent Welfare Plan to: (a) waive all limitations as to pre-existing conditions, waiting periods, required physical examinations, and exclusions with respect to participation and coverage requirements applicable under such Parent Welfare Plan for such Continuing Employees and their eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations, and exclusions would not have applied or would have been waived under the corresponding welfare benefit plan in which such Continuing Employee was a participant immediately prior to such Continuing Employee’s commencement of participation in such Parent Welfare Plan; provided, however, that for purposes of clarity, to the extent such benefit coverage includes eligibility conditions based on periods of employment, the paragraph immediately above will apply; and (b) provide each Continuing Employee and their eligible dependents with credit for any co-payments and deductibles paid in the calendar year that, and prior to the date that, such Continuing Employee commences participation in such Parent Welfare Plan in satisfying any applicable co-payment, deductible or out-of-pocket maximum requirements under such Parent Welfare Plan for the applicable calendar year, to the extent that such expenses were recognized for such purposes under the comparable welfare benefit plan previously maintained by Inozyme.

Effective as of no later than the day immediately preceding the Closing Date, if requested by Parent in writing at least ten (10) business days prior to Closing Date, Inozyme will terminate Inozyme’s 401(k) plan. If Parent provides such written notice to Inozyme, Inozyme will provide Parent with evidence that Inozyme’s 401(k) plan has been terminated (effective as of no later than the day immediately preceding the Closing Date), and will take all steps necessary to terminate Inozyme’s 401(k) plan as Parent may reasonably require.

Transaction Bonuses

On May 30, 2025, in connection with the signing of the Merger Agreement, the compensation committee of the Board (the “Compensation Committee”) approved the grant of transaction bonuses to certain key employees of Inozyme, including the following executive officers: (i) Mr. Sanjay Subramanian, in the amount of $350,000 and (ii) Dr. Matthew Winton, in the amount of $320,000 (collectively, the “Transaction Bonuses”). The Transaction Bonuses are subject to the executive’s continued employment with Inozyme through the Closing Date, and will be paid within thirty (30) days following the Closing Date.

Future Arrangements

It is possible that Inozyme employees, including the executive officers, will enter into new compensation arrangements with Parent and/or its affiliates (including, following the Merger, with the Surviving Corporation). Such arrangements may include agreements regarding future terms of employment or service, the right to receive equity or equity-based awards of Parent or retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Parent and/or its affiliates have been established.

Director Compensation

Vesting of all outstanding equity awards held by Inozyme’s non-employee directors will accelerate in connection with the Merger, and such awards will be cashed out or otherwise cancelled, in each case as described in the sections above titled “—Treatment of Options” and “—Treatment of Company Restricted Shares.”

Prior to the Effective Time, non-employee directors will remain eligible to receive cash retainer and equity compensation pursuant to the terms of Inozyme’s Non-Employee Director Compensation Policy.

Indemnification of Directors and Officers; Insurance

Inozyme has entered into an indemnification agreement (collectively, the “Indemnification Agreements”) with each of its executive officers and directors that require it to indemnify such persons against any and all expenses judgments, fines and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such expenses, judgments, fines and amounts paid in settlement) actually and reasonably incurred by such indemnitee or on indemnitee’s behalf in connection with such proceeding or any claim, issue or matter therein, if the indemnitee acted in good faith and in a manner indemnitee reasonably believed to be in or not opposed to the best interests of the Company and, in the case of a criminal proceeding had no reasonable cause to believe that indemnitee’s conduct was unlawful. The foregoing description of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by the full text of the Form of Indemnification Agreement, which is filed as Exhibit (e)(3) hereto and incorporated herein by reference.

The Merger Agreement provides that, for a period of six years from the Effective Time, all rights to indemnification, advancement of expenses and exculpation by Inozyme existing in favor of those persons who were directors and officers of Inozyme as of the date of the Merger Agreement or have been directors and officers of Inozyme in the past (the “Indemnified Parties”) for their acts and omissions occurring prior to the Effective Time, including in respect of the Transactions, as provided in the certificate of incorporation and bylaws of Inozyme as of the date of the Merger Agreement, as well as in certain indemnification agreements between said Indemnified Parties and Inozyme made available to Parent or Parent’s representatives prior to the date of the Merger Agreement, will survive the Merger and must not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Parties, and will be observed by Parent, Inozyme as the Surviving Corporation and their successors and assigns to the fullest extent available under Delaware Law, and any claim made pursuant to such rights within such six-year period will be subject to the terms of the Merger Agreement.

The Merger Agreement also provides that, from and after the Effective Time until the sixth anniversary of the Closing Date, Parent and the Surviving Corporation (together with their successors and assigns, the “Indemnifying Parties”) will, to the fullest extent permitted under applicable Laws and the certificate of incorporation of Inozyme (as in effect as of the date of the Merger Agreement), indemnify, defend and hold harmless each Indemnified Party in his or her capacity as an officer or director of Inozyme against all losses, claims, damages, liabilities (including amounts paid in settlement or compromise), fees, expenses, judgments or fines incurred by such Indemnified Party as an officer or director of Inozyme in connection with any pending or threatened Legal Proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Party is or was a director or officer of Inozyme at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the Transactions. Without limiting the foregoing, from the Effective Time until the sixth anniversary of the Closing Date, the Indemnifying Parties will also, to the fullest extent permitted under applicable Laws and the certificate of incorporation of Inozyme (as in effect as of the date of the Merger Agreement), advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred b the Indemnified Parties in connection with matters for which such Indemnified Parties are eligible to be indemnified pursuant to the terms of the Merger Agreement and subject to the execution by such Indemnified Parties of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under the Merger Agreement

The Merger Agreement also provides that, from and after the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation must maintain (and Parent must cause the Surviving Corporation to maintain) in effect, a directors’ and officers’ liability insurance maintained by Inozyme as of the date of the Merger Agreement for the benefit of the Indemnified Parties who were covered by such policy as of the date of the Merger Agreement with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of Inozyme (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy. Alternatively, at or prior to the Effective Time, Parent or Inozyme may, through a nationally recognized insurance broker purchase a six-year “tail” policy for Inozyme policy effective as of the Effective Time, subject to specified limitations.

Section 16 Matters

The Merger Agreement provides that Inozyme and the Board will, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of the Shares and Company Awards in the Transactions by applicable Section 16 individuals and to cause such dispositions or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters

The Merger Agreement provides that, prior to the Effective Time and to the extent permitted by applicable law, the compensation committee of the Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Inozyme or any of its affiliates and any of the officers, directors or employees of Inozyme that are effective as of the date of the Merger Agreement or are entered into after the date of the Merger Agreement and prior to the Effective Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

(b) Arrangements with Parent, Purchaser and their Affiliates.

Merger Agreement

On May 16, 2025, Inozyme, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 13 (The Transaction Documents) of the Offer to Purchase, and the description of the conditions of the Offer contained in Section 15 (Conditions to the Offer) of the Offer to Purchase, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among Inozyme, Parent and Purchaser in relation to the Transactions. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Inozyme stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Inozyme to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Inozyme. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Inozyme, Parent or Purchaser in Inozyme’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by Inozyme to Parent and Purchaser in connection with the signing of the Merger Agreement. That disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Inozyme, Parent and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Inozyme, Parent and Purchaser. Inozyme stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Inozyme, Parent or Purchaser, or any of their respective subsidiaries or affiliates, and should consider the information in the Merger Agreement in conjunction with the entirety of the factual disclosure about Inozyme in its public reports filed with the SEC.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Support Agreements

Concurrently with entry into the Merger Agreement, Parent entered into Support Agreements (each, a “Support Agreement”), dated as of May 16, 2025, with certain stockholders of Inozyme (each, a “Supporting

Stockholder”) who collectively beneficially owned approximately 11.2% of the Shares (excluding Shares represented by vested and unvested Company Options and Company RSUs they hold).

Pursuant to and subject to the terms and conditions of the Support Agreements, each Supporting Stockholder has agreed to tender in the Offer all Shares, and not withdraw or cause to be withdrawn, all outstanding Shares each Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Support Agreement (the “Owned Shares”) or that the Supporting Stockholder acquires after such date (the “Additional Owned Shares” and, together with the Owned Shares, the “Covered Shares”). Each Supporting Stockholder’s Covered Shares must be tendered into the Offer promptly, and in any event no later than the latest of (but in any event prior to the Expiration Date): (a) ten (10) business days following the commencement of the Offer; and (b) in the case of Additional Owned Shares, the earlier of (i) three (3) business days following the acquisition of such Additional Owned Shares and (ii) one (1) business day prior to the Expiration Date.

In addition, each Supporting Stockholder has also agreed that, during the time that the Support Agreement is in effect, at any meeting of stockholders, including any adjournment or postponement thereof, such Supporting Stockholder will vote (including by proxy), or execute consents with respect to (or cause to be voted (including via proxy) or consents to be executed with respect to), all of such Supporting Stockholder’s Covered Shares:

•

in favor of the approval of any proposal considered and voted upon by Inozyme stockholders at any meeting of the stockholders of Inozyme (or by written consent) necessary or desirable to effect the consummation of the Offer, Merger or the other Transactions;

•

against any proposal, action or agreement that would reasonably be expected to (A) prevent or nullify any provision of the Support Agreements, (B) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Supporting Stockholders or Inozyme contained in the Support Agreement or the Merger Agreement, or (C) result in any of the Offer Conditions or conditions to the Merger as set forth in the Merger Agreement not being satisfied or not being fulfilled prior to the termination date of the Support Agreements;

•

against any Acquisition Proposal (as defined in the Merger Agreement and discussed in more detail in the Offer to Purchase), or any other proposal made in opposition to, in competition with, or inconsistent with, the Merger Agreement, the Offer, the Merger or the other Transactions;

•

against any (A) merger, consolidation, business combination, share exchange, reorganization, recapitalization, dissolution, liquidation, winding up or similar extraordinary transaction involving Inozyme and its subsidiaries, or (B) sale, lease, license or transfer involving the Company Product (as defined in the Merger Agreement) or a material amount of assets (including, for the avoidance of doubt, any intellectual property or capital stock of any subsidiary) of Inozyme and its subsidiaries, taken as a whole, or agreement relating to the foregoing (other than the Merger Agreement and the Transactions);

•

against any change in or to (A) the Board that is not recommended or approved by the Board, (B) the present capitalization or corporate structure of Inozyme or (C) Inozyme’s certificate of incorporation not consented to by Parent under the Merger Agreement; and

•

against any other action, agreement or proposal which would reasonably be expected to prevent or materially impede or materially delay the consummation of the Offer, the Merger or any of the other Transactions.

The Supporting Stockholders further agreed to certain restrictions with respect to their Shares, including restrictions on transfer, and agreed not to take any action that would violate the non-solicitation provisions of the Merger Agreement if such action were taken by Inozyme, each subject to customary exceptions.

Each Support Agreement will terminate with respect to a Supporting Stockholder upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) any modification or amendment to the Merger Agreement or the Offer that is effected without the Supporting Stockholder’s prior written consent and which modification or amendment decreases the Offer Price or changes the form of consideration payable to the Supporting Stockholder pursuant to the terms of the Merger Agreement, or (iv) the mutual written consent of Parent and such Supporting Stockholder..

The foregoing summary and the summary of the Support Agreements contained in Section 13 (The Transaction Documents) of the Offer to Purchase entitled “The Merger Agreement; Other Agreements” and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the forms of Support Agreement, a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Mutual Non-Disclosure Agreement

On May 8, 2024, Inozyme and Parent entered into a mutual non-disclosure agreement (the “Non-Disclosure Agreement”), pursuant to which the parties agreed to customary restrictions on the use and disclosure of confidential information furnished in connection with a potential business or collaborative relationship. The Non-Disclosure Agreement includes customary provisions regarding the treatment of confidential information, the return or destruction of materials upon request, exclusions from the definition of confidential information, and the right to seek equitable relief for unauthorized disclosures. The Non-Disclosure Agreement does not contain a standstill provision or any non-solicitation provision, and expires in accordance with its terms on May 8, 2027. The foregoing summary of the Non-Disclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the Non-Disclosure Agreement, a copy of which is filed as Exhibit (e)(17) to this Schedule 14D-9 and is incorporated herein by reference.

Exclusivity Agreement.

On May 10, 2025, Inozyme and Parent entered into an exclusivity agreement (the “Exclusivity Agreement”) pursuant to which the parties agreed to negotiate exclusively with each other regarding a potential transaction until 11:59 p.m., Pacific Time, on May 12, 2025 with automatic and successive extensions by 24 hours without further action of either party if neither party provided notice of termination by 5:00 p.m., Pacific Time on the then current expiration date of the exclusivity period. Under the terms of the Exclusivity Agreement, Inozyme agreed that, during the exclusivity period, neither it nor its representatives would, among other things, solicit, induce or knowingly facilitate any inquiries, proposals, or offers relating to, or engage in discussions or negotiations regarding, any alternative acquisition proposal. The foregoing summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, a copy of which is filed as Exhibit (e)(18) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

At a duly called and held meeting of the Board held on May 15, 2025, the Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to, and in the best interest of, the Company and its stockholders, (ii) approved the execution, delivery and performance by Inozyme of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL, and (iv) resolved to recommend that the stockholders of Inozyme tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for the reasons described below in the section titled “ —Reasons for Recommendation,” the Board, on behalf of Inozyme, unanimously recommends that Inozyme’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

(i)	Background of the Offer and the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The chronology does not purport to catalogue every conversation among the Board or the representatives of Inozyme and other parties.

The Board, together with Inozyme’s management team, regularly reviews and evaluates business opportunities and potential transactions intended to protect and enhance the value of its business and enhance stockholder value. Inozyme considers its strategic options in light of the totality of the circumstances, including current and anticipated business, product and industry trends, regulatory conditions, future growth prospects, the current and expected financing environment and overall strategic direction of its business, in each case, with the goal of maximizing value for its stockholders. These reviews have included Inozyme’s periodic consideration of potential strategic transactions, including potential strategic partnership and collaboration opportunities, investments in research and development of potential future drug candidates and consideration of potential strategic combinations. As part of this process, from time to time, Inozyme senior management has engaged in business development and/or strategic partnering discussions with participants in the biopharmaceutical industry and has reported regularly to the Board on potential partnering and collaboration opportunities. None of these strategic partnering or collaboration discussions progressed beyond preliminary phases, nor did Inozyme enter into any acquisition-related non-disclosure or standstill agreements with such parties other than as discussed below.

In particular, in arriving at the transactions contemplated by the Merger Agreement, Inozyme followed a careful process assisted by experienced outside financial and legal advisors to rigorously examine potential transactions and transaction candidates and conducted a thorough evaluation of prospective strategic partners and strategic alternatives. The terms of the Merger Agreement are the result of extensive arm’s-length negotiations conducted by members of the management team of Inozyme under the guidance and direction of the Board.

During the course of 2024 and into the first half of 2025, the Board held meetings at which members of senior management were present to discuss the strategic, financial and operational challenges of operating Inozyme’s business in the then-current environment, including the macro-economic, industry and market conditions negatively impacting late-stage clinical biopharmaceutical companies such as Inozyme. The Board discussed the need for meaningful capital investment to advance its lead product candidate, INZ-701, for ENPP1 Deficiency in adult, pediatric and infant patient populations and to explore additional indications, fund its research and development efforts, expand its organization, and operate as a public company, as well as the risks and uncertainties associated with conducting clinical trials for INZ-701, pursuing related regulatory approvals and, if successful, launching and commercializing INZ-701. The Board also discussed the risks and uncertainties associated with Inozyme’s cash requirements and its ability to raise sufficient capital through equity financing, as well as developments in the biotechnology and pharmaceutical industries, including the financing challenges impacting participants in such industries as a result of recent softening in biotechnology and pharmaceutical company valuations, as well as current macroeconomic conditions and financial trends. The Board also considered the dilution that Inozyme’s stockholders would likely experience in connection with the implementation of Inozyme’s long-term strategic plan, which included planned equity capital fundraising in order to finance Inozyme’s ongoing and planned clinical trials evaluating INZ-701 and other preclinical and clinical development activities.

As directed by the Board, during 2024 and into the first quarter of 2025, Inozyme conducted outreach to several potential partners to evaluate potential strategic transactions, including Parent, as well as a publicly traded international pharmaceutical company focused on rare diseases (“Party A”), a publicly traded international pharmaceutical company targeting neurodegenerative diseases (“Party B”), a publicly traded international biopharmaceutical company (“Party C”), and a publicly traded international biopharmaceutical company (“Party D”). During this period, the Company entered into confidentiality agreements with several such strategic counterparties, including Parent, Party A, Party B and Party C, none of which contained standstill provisions. With the exception of discussions with Party A and Party C, discussions with the contacted parties did not progress beyond the preliminary phase during this period.

On March 27, 2025, Party A submitted a non-binding indication of interest to acquire Inozyme for $1.75 per Share in cash plus a contingent value right (“CVR”) of up to $1.00 per Share based on the subsequent achievement of certain regulatory and commercial milestones. The closing price per Share on Nasdaq on that date was $0.99.

On March 28, 2025, the Board held a meeting with members of Inozyme senior management, as well as representatives of Centerview Partners LLC (“Centerview”), and its legal counsel, Goodwin Procter LLP (“Goodwin”), in attendance. The Board invited representatives of Centerview to join the meeting based on, among other things, Centerview’s knowledge and transaction experience in the life sciences sector and Inozyme senior management’s previous experience working with Centerview during the course of previous partnering discussions. During the meeting, representatives of Goodwin discussed the Board’s fiduciary duties in connection with considering a potential strategic transaction, including Party A’s offer, and, at the Board’s request, Centerview led the Board in a discussion of their perspectives on Party A’s offer in light of the prevailing market trends in the biopharmaceutical industry and potential strategic opportunities available to Inozyme to enhance stockholder value. Following discussion among the Board and members of Inozyme senior management, the Board directed Centerview to notify Party A that its proposal was not sufficiently compelling at the proposed offer price. In addition, the Board directed Centerview and Inozyme’s senior management to collaborate to commence a process to evaluate business development, strategic or other transactions regarding Inozyme and authorized Centerview and Inozyme’s management to identify and engage in discussions with various third parties, including those parties previously identified by Inozyme as potentially interested in pursuing a strategic collaboration with Inozyme, regarding a potential acquisition of Inozyme.

Later that day, representatives of Centerview, at the direction of the Board, communicated with representatives of Party A that its proposal was not sufficiently compelling at the proposed offer price.

During the following week, at the direction of the Board, Centerview conducted outreach to 10 additional parties, including Parent, Party B, Party C and Party D as well as another privately held international pharmaceutical company (“Party E”). Following Centerview’s initial outreach, representatives of Party C informed representatives of Centerview that Party C did not intend to pursue further discussions regarding a potential transaction with Inozyme, citing its recent reprioritization of its strategic initiatives. Inozyme entered into a confidentiality agreement with Party E during this period, which agreement did not contain a standstill provision. Over the course of the subsequent weeks, Inozyme shared due diligence materials and engaged in discussions with Parent, Party A, Party B and Party E concerning Inozyme’s business and operations

On April 8, 2025, at the direction of the Board, Inozyme executed an engagement letter with Centerview as its financial advisor following negotiations between Inozyme and Centerview regarding the terms of an engagement letter with respect to a potential strategic transaction involving Inozyme.

On April 23, 2025, Party A submitted a revised non-binding indication of interest to acquire Inozyme for $1.75 per Share, payable in shares of Party A’s common stock, plus a CVR of up to $1.25 per Share in cash based on receipt of certain regulatory and commercial milestones. The closing price per Share on Nasdaq on that date was $0.98.

In the following days, at the direction of the Board, Centerview engaged in discussions with Parent, Party B, Party D and Party E concerning their interest in a potential strategic transaction with Inozyme and to request preliminary indications of interest from such parties with respect to such a transaction the following week. During this period, Parent, Party B and Party E each indicated that it was interested in continuing to participate in due diligence, while Party D notified Centerview that it did not plan to submit a proposal for a transaction with Inozyme. Inozyme also continued to share due diligence materials with, and respond to requests for information from, Parent, Party A, Party B and Party E.

On April 27, 2025, Inozyme provided Parent, Party A, Party B and Party E with certain confidential clinical data regarding INZ-701, including interim data from its ongoing ENERGY 3 pivotal trial evaluating INZ-701 in pediatric patients with ENPP1 Deficiency.

On April 30, 2025, Parent submitted a non-binding proposal to acquire Inozyme for $2.00 per share in cash (the “April 30 Proposal”). The closing price per Share on Nasdaq on that date was $1.15.

On May 2, 2025, the Board held a meeting at which members of Inozyme senior management and representatives of each of Goodwin and Centerview were present by invitation. Among other topics, members of Inozyme senior management provided the Board with an update concerning the process being conducted by representatives of Centerview for strategic alternatives, including the April 30 Proposal and Party A’s latest proposal. As part of this discussion, a representative of Centerview provided an overview of current public market conditions and reviewed a preliminary valuation analysis of Inozyme given certain assumptions under various scenarios and analysis frameworks. Centerview and members of Inozyme’s senior management also reviewed with the Board Inozyme’s preliminary long-range financial forecast for calendar years 2025 through 2045 (as more fully described under the heading titled “—Certain Unaudited Prospective Financial Information”). Following discussion and in view of the preliminary financial analysis presented by Centerview and members of Inozyme’s senior management, the Board directed Centerview to notify Parent and Party A that each of their respective proposals was not sufficiently compelling at the proposed offer price. The Board also directed representatives of Centerview to continue evaluating interest from Party B and Party E in a potential strategic transaction to acquire Inozyme and to encourage Parent and Party A to submit revised proposals for the Board to consider in order to enable the Board to better understand potential alternatives available to Inozyme.

Between May 2 and May 6, 2025, at the direction of the Board, representatives of Centerview informed each of Parent, Party A and Party E that the Company was engaged in a competitive process and, in the case of Parent and Party A, that their prior proposals were not sufficiently compelling. During this period, representatives of Centerview, at the direction of the Board, also sent a process letter to each of Parent, Party A and Party E. The process letter invited the parties to submit definitive proposals for an acquisition of 100% of the capital stock of Inozyme by no later than May 16, 2025, and specified the proposal requirements. The process letter was accompanied by an initial draft Merger Agreement prepared by Goodwin that contemplated, among other things, (i) a two-step tender offer/merger structure that would be effected under Section 251(h) of the DGCL, (ii) a “no-shop” provision requiring Inozyme to cease solicitation of alternative proposals following the execution of the Merger Agreement, (iii) the ability of Inozyme, under certain circumstances, to negotiate with counterparties in connection with a superior proposal and/or terminate the Merger Agreement to accept a superior proposal, (iv) customary conditions to consummate the tender offer, including U.S. antitrust clearance, (v) an obligation on the part of the buyer to use reasonable best efforts to obtain antitrust approval, and (vi) a termination fee payable by Inozyme in certain circumstances (a “Company Termination Fee”) equal to 2.0% of the transaction equity value.

On May 5, 2025, Party B informed representatives of Centerview that it would not be proceeding with its review of a potential strategic transaction with Inozyme.

On May 8, 2025, the chief executive officer of Party A met with Douglas Treco, Chief Executive Officer of Inozyme, via telephone call. During this meeting, Dr. Treco and Party A’s chief executive officer discussed, among other topics, whether there was a strategic and cultural fit between Party A and Inozyme. The financial terms of a potential transaction were not discussed during this meeting.

Between May 8 and May 9, 2025, representatives of Inozyme provided representatives of Parent and Party A with additional diligence information requested by each such party in connection with their continued evaluation of a potential transaction with Inozyme, including certain interim data concerning INZ-701.

On May 9, 2025, Parent submitted an updated non-binding proposal to acquire Inozyme for $3.55 per Share in cash (the “May 9 Proposal”). The closing price per Share on Nasdaq on that date was $1.15. The May 9 Proposal indicated that Parent’s offer would expire and be withdrawn at 5:00 pm Eastern Time on May 11, 2025 if a merger agreement had not been signed by the parties by that time and included a request for exclusivity. The May 9 Proposal was accompanied by (a) a markup of the proposed Merger Agreement that, among other things, (i) reflected the tender offer structure proposed by Inozyme in its draft Merger Agreement and (ii) proposed a Company Termination Fee equal to 4.0% of the transaction equity value, (b) a draft tender and support agreement pursuant to which certain Inozyme stockholders would agree to tender their shares and support the proposed transaction, and (c) an exclusivity agreement (the “Exclusivity Agreement”) pursuant to which Inozyme and its representatives would not be permitted to, among other things, solicit, induce or knowingly facilitate any inquiries, proposals, or offers relating to, or engage in discussions or negotiations regarding, any alternative acquisition proposal.

In the afternoon of May 9, 2025, the Board held a meeting at which members of Inozyme senior management and representatives of each of Centerview and Goodwin were present by invitation. Representatives of Centerview updated the Board on the discussions with Parent and Goldman Sachs & Co. LLC (“Goldman Sachs”), Parent’s financial advisor, prior to, and following, receipt of the May 9 Proposal. The Board discussed the terms of the May 9 Proposal relative to the feedback received to date from other potentially interested parties, including the significantly less compelling terms of the proposal submitted by Party A (based on the overall lower financial value of the offer, the fact that the upfront consideration was proposed to be in the form of stock consideration and the fact that a substantial portion of the proposed offer price would be subject to contingencies based upon CVR milestones), the uncertainty around Party E’s ability to match the timeline of other potential participants in the strategic review process as outlined in the process letter, and the feedback provided by Parent that in light of alternative strategic opportunities, for Parent to prioritize completing a transaction with Inozyme, Parent would require an exclusivity commitment and an expedited timeline to signing. Representatives of Centerview then reviewed with the Board the projections prepared by Inozyme’s senior management and previously provided to the Board and, following discussion, the Board approved such projections for use in connection with the Board’s evaluation of any potential strategic transaction, including preparing any opinion requested by the Board. For a detailed discussion of such projections, please see below under the caption “—Certain Unaudited Prospective Financial Information”. Representatives of Goodwin then discussed the key issues in the revised draft of the Merger Agreement submitted by Parent. Following discussion, the Board determined that the terms of the May 9 Proposal were not sufficiently compelling to justify entering into exclusivity at this time, but that it would be willing to consider negotiating with Parent on an exclusive basis and entering into a transaction with Parent at a more attractive offer price. The Board then directed Centerview to provide a counterproposal to Parent of $5.00 per Share in cash.

Later in the afternoon of May 9, 2025, at the request of the Board, representatives of Centerview, on behalf of Inozyme, informed representatives of Goldman Sachs, on behalf of Parent, that Inozyme would be prepared to move forward with a transaction between the parties at an offer price of $5.00 per Share in cash. In addition, at the direction of the Board, representatives of Centerview also informed representatives of the financial advisors to both Party A and Party E that Inozyme had received an attractive inbound offer and was preparing to enter into exclusivity later that day.

In the evening of May 9, 2025, representatives of Goldman Sachs, on behalf of and at the direction of Parent, contacted representatives of Centerview to inform Centerview that Parent was prepared to acquire Inozyme at an offer price of $4.00 per share in cash (the “Final Proposal”), but that the Final Proposal represented Parent’s best and final offer and was contingent upon the parties entering into exclusivity immediately and reaching a definitive agreement by or before May 12, 2025.

In the evening of May 9, 2025, the Board held a meeting with Inozyme senior management and representatives of Goodwin in attendance by invitation. The Board discussed the terms and conditions of the Final Proposal as well as the status of discussions with each of the other potentially interested parties, including

Inozyme senior management’s expectation that, based on Centerview’s discussions with the financial advisors to each of Party A and Party E earlier that day, neither party was likely to submit a competitive proposal within the timeframe requested by Parent in the Final Proposal. After carefully considering the relevant factors, including (i) the risks and timing associated with execution of Inozyme’s standalone strategy and the likelihood of achieving greater stockholder value on an independent basis, (ii) the Board’s belief that as a result of an active and competitive bidding process, Inozyme had obtained Parent’s best offer, (iii) the substantial risk of losing Parent’s final offer of $4.00 per Share if Inozyme pursued a higher price or did not reach agreement with Parent on the timeline specified in the Final Proposal, (iv) that the revised offer received from Party A, when compared to the Final Proposal, would provide substantially less value to Inozyme stockholders and remained subject to outstanding confirmatory diligence and the negotiation of a definitive agreement and (v) the limited progress made by Party E to date in its evaluation of Inozyme, the Board determined that the Offer Price of $4.00 per Share represented the highest price reasonably obtainable by Inozyme under the circumstances, that it was supportive of the Final Proposal and that the parties should work to finalize matters so that they could be in a position to potentially sign the Merger Agreement with Parent before the opening of trading of the U.S. stock markets on May 12, 2025. The Board then instructed representatives of Goodwin to negotiate the terms of an exclusivity agreement with Parent based on the terms of the Final Proposal.

On May 10, 2025, Parent and Inozyme executed the Exclusivity Agreement providing for an initial exclusivity period that would expire at 11:59 p.m. on May 12, 2025, subject to automatic extension for additional 24 hour periods unless terminated by either party (the “Exclusivity Period”). The Exclusivity Agreement did not contain any expense reimbursement provision.

Also on May 10, 2025, representatives of Goodwin, on behalf of Inozyme, distributed to representatives of Cooley, on behalf of Parent, a revised draft of the Merger Agreement that reflected, among other things, a Company Termination Fee equal to 3% of transaction equity value. Later that day, representatives of Goodwin, on behalf of Inozyme, distributed to representatives of Cooley, on behalf of Parent, an initial draft of the disclosure schedules to the Merger Agreement. Representatives of Goodwin also distributed to representatives of Cooley a revised draft of the Support Agreement.

Later on May 10, 2025, representatives of Cooley, on behalf of Parent, distributed to representatives of Goodwin, on behalf of Inozyme, a further revised draft of the Merger Agreement that reflected, among other things, a Company Termination Fee equal to 3.5% of transaction equity value.

On May 11, 2025, representatives of Goodwin, on behalf of Inozyme, distributed to representatives of Cooley, on behalf of Parent, a further revised draft of the Merger Agreement that reflected, among other things, a Company Termination Fee equal to $8,070,000, or approximately 3% of transaction equity value.

Also on May 11, 2025, Dr. Treco met via telephone call with Alexander Hardy, Parent’s Chief Executive Officer, and Dr. James Sabry, Parent’s Chief Business Officer. During this meeting, Dr. Treco, Mr. Hardy and Dr. Sabry discussed, among other topics, potential integration strategies and Parent’s plans for the continued development of INZ-701. The financial or other terms of the proposed transaction between Parent and Inozyme were not discussed at the meeting.

In the afternoon of May 11, 2025, the Board held a meeting to discuss the status of the potential transaction with Parent upon the terms set forth in the Final Proposal as compared to Inozyme’s standalone strategy, including the feasibility of obtaining the near- and longer-term financing required by Inozyme to execute on its standalone strategy, the terms on which such financing could reasonably be obtained and the anticipated dilution to existing Inozyme stockholders that would result from any such financing. Following discussion, the Board determined that it was in the best interests of the Company and its stockholders not to enter into the Merger Agreement with Parent and to release Inozyme’s earnings report and certain interim data which was expected to be announced on May 14, 2025. Following the meeting, at the direction of the Board, representatives of Centerview communicated this message to representatives of Goldman Sachs.

Later that evening, Dr. Treco and Mr. Hardy had a telephone discussion during which Dr. Treco reiterated the Board’s position.

On May 12, 2025, representatives of Centerview, on behalf of Inozyme, met with the financial advisors representing Party A and Party E, respectively, to convey that the Board had determined to delay consideration of any strategic acquisition proposals until after the release of Inozyme’s earnings report and interim data expected to be announced on May 14, 2025.

On May 14, 2025, Inozyme announced its financial results for the first quarter ended March 31, 2025 and released positive interim data concerning its ongoing clinical development of INZ-701. The closing price per Share on Nasdaq on that date was $1.35.

In the afternoon of May 14, 2025, following consultation with the members of the Board, Dr. Treco met with representatives of Centerview to discuss the market reaction to Inozyme’s interim clinical data, as well as Inozyme’s prospects and the strategic, financial, operational and competitive challenges facing Inozyme, including the macro-economic, industry and market conditions impacting clinical-stage biotechnology and rare disease companies such as Inozyme. Later that day, Parent resubmitted its proposal to acquire Inozyme upon the same financial terms set forth in the Final Proposal, accompanied by a revised draft of the Merger Agreement reflecting, among other things, a Company Termination Fee of $8,700,000, or approximately 3.25% of transaction equity value.

In the afternoon of May 15, 2025, the Board held a meeting at which representatives of Goodwin and representatives of Centerview, as well as members of Inozyme’s senior management, were also present by invitation, to consider approval of the proposed transaction with Parent. After carefully considering the relevant factors, including the factors discussed at the meeting of the Board held during the evening of May 9, 2025 as well as Centerview’s belief that neither Party A nor Party E was likely to submit a competitive proposal to acquire Inozyme in the near term, the Board determined the Offer Price of $4.00 per Share represented the highest price reasonably obtainable by Inozyme under the circumstances. Representatives of Goodwin reviewed the terms of the final proposed Merger Agreement and reviewed the Board’s fiduciary duties in considering the proposed transaction with Parent, as well as the customary relationship disclosures letter provided by Centerview regarding certain relationships between Centerview and Parent since January 1, 2023. Following discussion and review of such customary relationship disclosure letter, the Board determined that there were no material investment banking relationships disclosed therein that would impact Centerview’s ability to act independently and effectively as financial advisor to the Company in relation to a potential transaction with Parent. Representatives of Centerview then reviewed with the Board Centerview’s financial analyses of the Offer Price, and rendered to the Board Centerview’s oral opinion, which was subsequently confirmed by delivery of a written opinion, dated May 15, 2025, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than Excluded Shares and Dissenting Shares, as such terms are defined under the caption “—Opinion of Centerview Partners LLC”) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below under the caption “—Opinion of Centerview Partners LLC.” Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger, and the other transactions contemplated by the Merger Agreement (including the factors described in “—Reasons for Recommendation”), the Board unanimously adopted resolutions (i) determining that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interest of Inozyme and its stockholders, (ii) approving the execution, delivery and performance by Inozyme of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolving that the Merger will be effected under Section 251(h) of the DGCL, and (iv) resolving to recommend that the stockholders of Inozyme accept the Offer and tender their Shares to Merger Sub pursuant to the Offer. Later that same day, and into the morning of May 16, 2025, representatives of Cooley and Goodwin worked to negotiate and finalize the Merger Agreement and accompanying disclosure schedules.

On the morning of May 16, 2025, Inozyme, Parent and Purchaser executed the Merger Agreement, and Parent, Merger Sub and the Supporting Stockholders entered into the Tender and Support Agreements.

Before the opening of trading of the U.S. stock markets on May 16, 2025, Parent and Inozyme issued a joint press release announcing the execution of the Merger Agreement.

(ii)	Reasons for the Board’s Recommendation

In evaluating the Merger Agreement and the Transactions, the Board consulted with Inozyme’s senior management and its legal and financial advisors. In the course of reaching its determination that the terms of the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of Inozyme and its stockholders and in resolving to recommend that the stockholders of Inozyme accept the Offer and tender their Shares to Purchaser pursuant to the Offer, the Board reviewed, evaluated, and considered a significant amount of information and numerous factors and benefits of the Transactions, including, among others, the below, each of which the Board believed supported its unanimous determination and recommendation. As a result, for the reasons set forth below, the Board unanimously recommends that the stockholders of Inozyme accept the Offer and tender their Shares to Purchaser pursuant to the Offer:

Offer Price. The Board considered the recent historical trading prices of the Shares, as compared to the Offer Price, including the fact that the Offer Price of $4.00 per Share represents:

•	a 196% premium to the closing price of $1.35 on May 14, 2025, the last business day before entry into the Merger Agreement;

•	a 248% premium to the closing price of $1.15 on May 9, 2025, the last trading day before Parent submitted the Final Proposal to Inozyme; and

•	a 211% premium to the trailing volume-weighted average price of $1.29 for the 30-day trading period ended on May 14, 2025.

Certainty of Consideration. The Board considered that the all-cash nature of the consideration to be paid in the Transactions and the fact that there was no financing condition to the completion of the Transactions provided certainty, value and liquidity to Inozyme’s stockholders for their Shares, especially when viewed against any internal or external risks and uncertainties associated with Inozyme’s standalone strategy and when compared to the terms of the only other proposal for a strategic transaction received by the Company (as discussed in more detail under “—Background of the Offer and the Merger”).

Inozyme’s Operating and Financial Condition and Prospects. The Board considered Inozyme’s operating and financial performance and its prospects, including the Projections as prepared by Inozyme’s senior management, which reflect an application of various assumptions of senior management. The Board considered the inherent uncertainty of achieving the Projections, as set forth under the heading entitled “—Certain Unaudited Prospective Financial Information,” and that, as a result, Inozyme’s actual financial results in future periods could differ materially from the Projections. The Board considered, among other factors, that the holders of Shares would continue to be subject to the risks and uncertainties of Inozyme executing on its long-range plan if it remained independent. These risks and uncertainties include, among others, (i) risks relating to the macro-economic, industry and market conditions negatively impacting the valuations of, and the outlook for, clinical-stage pharmaceutical and biotechnology companies, particularly for rare disease companies such as Inozyme, (ii) the need for meaningful capital investment to fund Inozyme’s continued operations, including to advance the clinical development and commercialization of INZ-701 and to operate as a public company, (iii) the risks and costs associated with seeking regulatory approval for, and the manufacturing and commercialization of, INZ-701 and other products under clinical development, (iv) the need to build a sales and marketing infrastructure, the risks and costs associated with partnerships to assist in the global development and commercialization of INZ-701 outside of the United States, the potential development by other companies of competitive products; (v) the dependence on key personnel and compliance with government regulations, and (vi) the general risk of market conditions that could reduce Inozyme’s stock price and increase the likelihood that Inozyme would be unable to satisfy the continued listing requirements of Nasdaq in order to permit Inozyme to maintain the listing of its common stock on Nasdaq. The Board weighed the certainty of realizing a compelling value for Shares in the Transactions compared to the uncertainty that trading values would approach the Offer Price in the foreseeable future and the substantial risk and uncertainty associated with Inozyme and its business (including the risk factors set forth in Inozyme’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024).

Capital Needs. The Board considered Inozyme’s need to reduce expenses and obtain substantial additional capital to adequately fund its future operations if it were to remain an independent company, including (i) the need to likely restructure the company by executing, among other things, another reduction in force and the associated risks that such restructuring would not achieve the savings anticipated and/or would disrupt Inozyme’s operations and ability to advance its remaining programs, (ii) the risk that sufficient capital might not be available on a timely basis, on acceptable terms or at all, whether through a capital financing or a license or collaboration with respect to Inozyme’s programs, (iii) the associated dilution that would be experienced by Inozyme’s stockholders if Inozyme were to issue additional common equity to raise the needed capital, and (iii) the loss of potentially valuable rights or assets if Inozyme were to enter into a license or collaboration arrangement with a third party.

Potential Strategic Alternatives. The Board reviewed the possible alternatives to the Transactions, including after taking into account the outreach by the Company and its advisors to a number of other potential parties for a potential strategic partnership, including a possible acquisition of Inozyme, or collaboration transaction, which resulted in more advanced discussions relating to only one strategic alternative (i.e., the transaction with Party A), all as described in the subsection entitled “—Background of the Offer and the Merger.” As a result of such process, the Board concluded that there was a limited number of other third parties believed to have both the strategic need and financial capacity to explore an acquisition of Inozyme. Further, the Board reviewed the estimated potential value that could reasonably be expected to be generated from Inozyme pursuing a potential transaction with Party A, including in light of the stock consideration portion of Party A’s offer and the upside associated with the proposed CVR payment, and the risks associated with execution of management’s standalone plan, in each case taking into account the potential benefits, risks and uncertainties associated with those alternatives, and in each case concluded that the Transactions would provide greater certainty, value and liquidity to Inozyme’s stockholders as compared to each such alternative.

Negotiation Process. The Board also considered the fact the terms of the Transactions were the result of robust arm’s-length negotiations with Parent conducted by Inozyme at the direction of the Board, and with the assistance of its financial and legal advisors, and as a result of such robust arm’s-length negotiations, Inozyme and its advisors were able to obtain an increase in the valuation offered by Parent from the time of its initial non-binding proposal that provided for a price of $2.00 per Share. The Board believed that, following the robust process of negotiations, as of the date of the Merger Agreement, the Offer Price and the Merger Consideration represented the highest value reasonably obtainable by Inozyme stockholders in respect of their Shares, including the potential value of the Shares had Inozyme remained an independent public company.

Product Commercialization and Development Risks; Existing Resources. The Board reviewed the possible alternatives to the Offer and the Merger, including the execution of management’s stand-alone plan. The Board considered the risks inherent in the development of drug products, the risks related to designing, conducting and compiling data from clinical trials, the risks related to seeking approval for marketing from the FDA and other regulatory authorities, competition, and other factors affecting the revenues and profitability of pharmaceutical and biotechnology companies generally. The Board also considered the fact that INZ-701 has not yet been approved for marketing by the FDA or any similar non-U.S. regulatory body in any indication, as well as the status and prospects for its ongoing clinical trials and other clinical and pre-clinical development programs. The Board considered the status and prospects for Inozyme’s current pipeline, including the fact that Inozyme is heavily dependent on the regulatory approval and commercial success of INZ-701, its lead product candidate.

The Board considered the risk of failure of Inozyme’s ongoing clinical trials, the risk that INZ-701 will not be approved or, if approved, successfully commercialized for any indication. The Board considered the fact that Inozyme will require significant additional capital in order to complete the remaining clinical development for INZ-701 in the treatment of ENPP1 Deficiency, expand development to additional indications to maximize the value of INZ-701, obtain marketing approval for and commercialize INZ-701, as well as fund other clinical and pre-clinical programs and otherwise execute on its business plan. The Board also considered that, while Inozyme may seek additional funding through future debt and equity financing or additional collaborations or strategic partnerships, any such fundraising could have a highly dilutive effect on Inozyme’s existing stockholders, might only be available on unfavorable terms, or might not be available at all.

Potentially Interested Counterparties. The Board considered the process conducted by Inozyme, with the assistance of representatives of its financial and legal advisors and senior management taking into account the expected interest of parties in Inozyme’s product candidates generally, their financial capability to consummate a transaction of this size, their ability to move quickly and efficiently in a process, and the outcome of those discussions. In addition, the Board considered the process conducted by Inozyme which enabled it to create a competitive dynamic, as described in the subsection entitled “—Background of the Offer and the Merger”, and that should any potential counterparty be interested in pursuing a transaction on terms more favorable to Inozyme and its stockholders than those contemplated by the Merger Agreement, the terms of the Merger Agreement (which permit the Company, subject to certain limitations and requirements, to receive, review and respond to unsolicited competing offers and potentially terminate the Merger Agreement to enter into an agreement relating to a “Superior Proposal,” as defined below) would not preclude such counterparty from pursuing such a competing offer despite Inozyme’s entry into the Merger Agreement. For further discussion, see the section of this Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation —Background of the Offer and the Merger.”

Opinion of Centerview. The Board considered the opinion of Centerview rendered to the Board on May 15, 2025, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares and Dissenting Shares, as such terms are defined under the caption “Item 4. The Solicitation or recommendation — Opinion of Centerview Partners LLC”) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “—Opinion of Centerview Partners LLC.” The full text of the written opinion of Centerview, dated May 15, 2025, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview in preparing its opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The summary of the opinion of Centerview set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

The Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals. The Board considered the provisions of the Merger Agreement, including:

•

that Inozyme and Parent have agreed to use their respective commercially reasonable efforts to complete the Offer and the Merger and, if applicable, obtain the consents and approvals required under applicable antitrust laws;

•	the ability of Inozyme under certain circumstances to review and negotiate unsolicited proposals for an acquisition that constitutes or could reasonably be expected to lead to a superior proposal;

•

the ability of the Board under certain circumstances to withdraw or modify its recommendation that the holders of Shares accept the Offer and tender their Shares in the Offer, including in connection with a superior proposal and certain reasonably unforeseeable events or developments;

•	Inozyme’s right to terminate the Merger Agreement under certain circumstances in order to accept a superior proposal and enter into an agreement with respect to such superior proposal; and

•

the fact that the deal protections set forth in the Merger Agreement do not preclude a third party from making an acquisition proposal that is superior to the terms of the Merger Agreement, including the $8,700,000 termination fee payable by Inozyme to Parent if the Merger Agreement is terminated under certain circumstances, which amount the Board believed to be reasonable under the circumstances and taking into account the range of such termination fees in similar transactions, and that a fee of such size likely would not be a meaningful deterrent to alternative acquisition proposals.

Conditions to the Consummation of the Transactions; Likelihood of Completion. The Board considered the likelihood of completing the Offer and the Merger, particularly in light of the terms of the Merger Agreement, including (i) the conditions to the Transactions being specific and limited, (ii) the exceptions contained within the “Material Adverse Effect” definition and (iii) the likelihood of obtaining required antitrust clearance under the HSR Act, including the commitments made by Parent to obtain such antitrust clearance in the Merger Agreement. The Board also considered the fact that there is no financing condition to the completion of the Offer and consummation of the Merger, and Inozyme has the ability to obtain specific enforcement of Parent’s and Purchaser’s obligations under the Merger Agreement, thereby providing Inozyme with such a remedy in the event Parent or Purchaser were to decline to comply with their obligations under the Merger Agreement.

Tender and Support Agreements. The Board also considered the Tender and Support Agreements, pursuant to which certain stockholders of Inozyme who collectively held approximately 11.2% of the outstanding Shares as of May 16, 2025, agreed (solely in their capacity as stockholders of Inozyme) to tender, pursuant to the Offer, their Shares in the Offer and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Tender and Support Agreements.

Tender Offer Structure; Timing of Completion. The Board considered the anticipated timing of the consummation of the Transactions, and the structure of the Transactions as a cash tender offer for all outstanding Shares followed by a short-form merger to be effected pursuant to Section 251(h) of the DGCL. The Board also considered that the potential for closing in a relatively short timeframe could reduce the amount of time in which Inozyme’s business would be subject to the potential uncertainty of closing and related disruption as well as the fact that Inozyme’s stockholders would likely receive value for their Shares in a transaction structured as a tender offer sooner than they would in a transaction structured as a merger subject to a stockholder vote.

Extension of Offer Period. The Board considered that, under certain circumstances set forth in the Merger Agreement, Parent is required to extend the Offer beyond the initial Expiration Date or, if applicable, subsequent Expiration Dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date.

End Date. The Board considered the date under the Merger Agreement on which either Parent or Inozyme, subject to certain exceptions, can terminate the Merger Agreement if certain conditions to completion of the Offer have not been satisfied, which date is anticipated to allow for sufficient time to consummate the Transactions while minimizing the length of time during which Inozyme would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement.

Appraisal Rights. The Board considered the availability of statutory appraisal rights to Inozyme stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

Business Reputation of Parent. The Board considered the business reputation and capabilities of Parent and its management, the financial resources of Parent and, by extension, Purchaser, which the Board of Directors believed supported the conclusion that a transaction with Parent could provide greater certainty and be completed relatively quickly and in an orderly manner, and its belief that INZ-701 would continue to benefit from Parent’s experience and resources to pursue approval of INZ-701 and patient access.

Other Factors. In the course of its deliberations, the Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement, including, but not limited to, the following:

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the fact that while the Offer Price provides relative certainty of value, Inozyme stockholders will not be entitled to participate in any potential future benefit from Inozyme’s execution of management’s standalone strategic business plan;

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the effect of the public announcement of the Merger Agreement, including effects on Inozyme’s business activities, Inozyme’s relationship with its partners and other business relationships, and Inozyme’s ability to attract and retain key management and personnel;

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the fact that the Merger Agreement precludes Inozyme from actively soliciting alternative acquisition proposals and requires payment by Inozyme of a termination fee of $8,700,000 under certain circumstances, including in the event that the Merger Agreement is terminated by Inozyme to accept a “Superior Proposal”;

•

the possibility that the Transactions might not be consummated, and the fact that if the Transactions are not consummated, Inozyme’s directors, management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transactions, Inozyme will have incurred significant transaction costs, and Inozyme’s relationships with its partners, employees and other third parties may be adversely affected;

•

the restrictions imposed on the conduct of Inozyme’s business prior to completion of the Offer due to pre-closing covenants in the Merger Agreement, whereby Inozyme agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Parent, which could delay or prevent Inozyme from undertaking some business opportunities that may arise during that time, or taking other actions with respect to the operations and strategy of Inozyme that the Board and Inozyme’s management might otherwise take absent the pending Offer;

•	the risk of potential litigation relating to the Transactions that could be instituted against Inozyme or its directors and officers, and potential effects or outcomes related thereto; and

•	the treatment of the consideration to be received by the holders of Shares in the Offer and the Merger as taxable to the holders of Shares for U.S. federal income tax purposes.

In addition, the Board was aware of and considered the interests of Inozyme’s directors and executive officers that may be different from, or in addition to, the interests of Inozyme stockholders generally when approving the Merger Agreement and recommending that Inozyme stockholders tender their Shares to Purchaser pursuant to the Offer. For more information, see the section of this Schedule 14D-9 entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Inozyme and its Executive Officers, Directors and Affiliates.”

In light of these factors and having weighed the risks, uncertainties, and potentially negative factors associated with the Offer and the Merger with the potential benefits of the Transactions, the Board unanimously: (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to, and in the best interest of, Inozyme and its stockholders, (ii) approved the execution, delivery and performance by Inozyme of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (iv) resolved to recommend that the stockholders of Inozyme tender their Shares to Purchaser pursuant to the Offer.

The foregoing discussion of the information and factors considered by the Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive. In light of the variety of factors considered in connection with the evaluation of the Transactions and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise attempt to rank or assign relative weights to the various factors considered in reaching its determinations. In considering the factors described above and any other factors, individual members of the Board may have viewed factors differently or given different weight, merit or consideration to different factors. In addition, the Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Board, but rather the Board conducted an overall review of the factors described above, including discussions with Inozyme senior management and its legal and financial advisors, and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

The foregoing discussion of the reasoning and consideration of certain factors by the Board and the resulting determinations and recommendation, and certain other information presented in this section, as well as similar information included in this Schedule 14D-9, is forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section of this Schedule 14D-9 entitled “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements.”

(iii)	Certain Unaudited Prospective Financial Information

Inozyme does not yet have any marketed products and does not, as a matter of course, publicly disclose financial projections or forecasts as to future performance, revenues, earnings or other results given, among other things, the unpredictability, uncertainty and subjectivity of the underlying assumptions and estimates inherent in preparing financial projections and forecasts. As a result, Inozyme does not endorse unaudited prospective financial information as a reliable indication of future results.

However, in connection with the Board’s strategic planning process and its evaluation of the proposed Offer and the Merger, Inozyme’s senior management, at the direction of the Board, prepared unaudited financial projections for fiscal years 2025 through 2045 of Inozyme on a stand-alone basis (as summarized below) (the “Projections”), reflecting the best currently available estimates and judgments of the senior management of Inozyme on a risk-adjusted basis, and were based on certain internal assumptions about the probability of technical success and regulatory approval, the timing of completion of clinical studies and commercial launch, successive equity capital raises of up to $255 million through 2027 and the receipt and sale of a priority review voucher upon approval to provide Inozyme with sufficient financing through completion of its ongoing clinical studies for INZ-701 and through commercial launch, as well as factors related to potential sales ramp, commercial reach, market size and prevalence, diagnosis rates, market share, compliance and persistence, pricing, market access, expected cash burn rate, competition, partnering and licensing arrangements, market exclusivity, estimated costs and expenses, effective tax rate and utilization of net operating losses and tax credits, ability to raise future capital, the impact of future capital raises on current stockholders, and other relevant factors relating to Inozyme and INZ-701. As summarized under the section above entitled “Background of the Offer and the Merger”, the Board approved the Projections and directed Centerview to use the Projections in connection with the rendering of its fairness opinion to the Board and performing its related financial analyses. The Projections were not provided to Parent or any other party that participated in the strategic transaction process, including Parties A, B, C, D or E.

Cautionary Note about the Projections

The Projections, although presented with numerical specificity, are necessarily based on numerous variables, estimates and assumptions that are inherently uncertain, many of which are beyond Inozyme’s control. Because the Projections cover multiple years, by their nature they will become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on Inozyme’s business and its results of operations. The Projections were prepared by Inozyme senior management based on certain estimates and assumptions with respect to general business, economic, competitive, regulatory, reimbursement and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Inozyme’s control. As a result, there can be no assurance that the Projections accurately reflect future trends or accurately estimate the future market for Inozyme products or product candidates. The Projections were developed solely using the information available to Inozyme senior management at the time they were created and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in the Projections not being achieved include, but are not limited to: (a) the risks and costs associated with various ongoing clinical trials of INZ-701 for patients with ENPP1 Deficiency and ABCC6 Deficiency; (b) the timing, design, and conduct of planned clinical trials of INZ-701 for patients with ENPP1 Deficiency and ABCC6 Deficiency; (c) plans to conduct research, preclinical testing, and clinical trials of INZ-701 for additional indications and other product candidates; (d) plans to engage in regulatory interactions with the U.S. Food and Drug Administration, the European Medicines Agency and other regulatory authorities and plans with respect to regulatory filings; (e) the timing of, and ability to obtain and maintain, marketing approvals of INZ-701, and the ability of INZ-701 and other product candidates to meet existing or future regulatory standards; (f) the rate and degree of market acceptance and clinical utility of product candidates; (g) commercialization and manufacturing capabilities and strategy; (h) intellectual property position; (i) the ability to identify additional products, product candidates or technologies with significant commercial potential that are consistent with commercial objectives; (j) estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (k) the impact of government laws and regulations; (l) competitive position; (m) conditions in the financing markets and access to sufficient capital; (n) changes in applicable laws, rules and regulations; (o) the accuracy of certain accounting assumptions; and (p) the other risks identified in Inozyme’s SEC filings, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and subsequent filings with the SEC, as well as the section entitled “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements” in this Schedule 14D-9. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive or exhaustive overview of all metrics and assumptions included or reflected in the Projections. In addition, the Projections may be affected by Inozyme’s ability to achieve strategic goals, objectives and targets over the applicable period. Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown.

None of Inozyme, Parent or any of their respective affiliates, advisors or other representatives makes any representation to any stockholder regarding the validity, reasonableness, accuracy or completeness of the Projections or the ultimate performance of Inozyme relative to the Projections. The Projections were not prepared with a view toward public disclosure or toward complying with U.S. Generally Accepted Accounting Principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Inozyme’s independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. The inclusion of the Projections in this Schedule 14D-9 does not constitute an admission or representation of Inozyme that the Projections or the information contained therein is material. The Projections were prepared prior to the execution of the Merger Agreement and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and the Merger. Except as required by applicable law, neither Inozyme nor any of its affiliates intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the Projections if any or all of them have changed or change or otherwise have become, are or become inappropriate (even in the short term).

The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Inozyme in its public filings with the SEC. The Projections were developed by Inozyme’s senior management on a standalone basis without giving effect to the Transactions, including the Offer or the Merger, and therefore the Projections do not give effect to the Transactions, or any changes to Inozyme’s operations or strategy that may be implemented after the consummation of the Transactions, including any costs incurred in connection with the Transactions. Furthermore, the Projections do not take into account the effect of any failure of the proposed Transactions, including the Offer or the Merger, to be completed and should not be viewed as accurate or continuing in that context.

The Projections further reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Projections should not be regarded as an indication that Inozyme or anyone who received the Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. Inozyme’s senior management views the Projections as being subject to inherent risks and uncertainties associated with such long-range projections. The Projections may differ from published analyst estimates and forecasts,.

Certain measures included in the Projections, including unlevered free cash flow, are “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with GAAP. Non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed Offer or the Merger is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Board or Centerview in connection with the Offer or the Merger. Accordingly, Inozyme has not provided a reconciliation of the financial measures included in the Projections to the relevant GAAP financial measures.

In light of the foregoing factors and uncertainties inherent in the Projections, holders of Shares are cautioned not to place undue, if any, reliance on the summary of the Projections set forth below. The information and tables set forth below are included solely to give Inozyme’s stockholders access to a summary of the Projections that were made available to the Board and Centerview and are not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender his, her or its Shares pursuant to the Offer or for any other purpose.

The Projections summarized below reflect Inozyme on a standalone basis without giving effect to, and as if Inozyme had not contemplated, the Transactions, and included among other things, the following key assumptions: (1) the commercial launch of INZ-701 for infant and pediatric populations with ENPP1 Deficiency in fiscal year 2027; (2) the commercial launch of INZ-701 for adult patients with ENPP1 Deficiency in fiscal year 2028; (3) the commercial launch of INZ-701 for pediatric populations with ABCC6 Deficiency in 2031; (4) upfront, royalty and milestone payments from an assumed potential ex-U.S. partnership (5) the payment of amounts due to Yale University, including upfront consideration and royalties due under Inozyme’s exclusive license agreement with Yale University and (6) the net proceeds from the sale of a priority review voucher (PRV) in 2027.

	2025	2026	2027	2028	2029	2030	2031	2032
Total Net Revenue	$—	28	27	50	86	128	277	310
Gross Profit	$—	28	25	43	74	116	263	292
Net Income	$(105)	(57)	(21)	(44)	3	38	189	216
Free Cash Flow	$(97)	(50)	(16)	(40)	5	41	187	218

	2033	2034	2035	2036	2037	2038	2039	2040
Total Net Revenue	$379	492	506	565	621	748	730	783
Gross Profit	$358	467	477	533	586	710	689	739
Net Income	$236	306	317	362	405	503	493	535
Free Cash Flow	$237	308	320	365	410	508	499	542

	2041	2042	2043	2044	2045
Total Net Revenue	$292	146	73	37	18
Gross Profit	$270	135	68	34	17
Net Income	$242	170	135	119	112
Free Cash Flow	$277	187	144	123	114

The following table presents a summary of the unlevered free cash flows (USD in millions), as calculated by Inozyme’s management:

	Q2 – Q4’25	2026	2027	2028	2029	2030	2031	2032
Operating Income	$(77)	(52)	(21)	(47)	(0)	35	186	215
Taxes[1]	$—	—	—	—	—	(9)	(46)	(54)
Change in NWC	$—	—	(1)	(2)	(3)	(3)	(8)	(5)
Capex	$—	(1)	(1)	(1)	(2)	(3)	(6)	(6)
D&A	$—	1	1	1	2	3	6	6
Unlevered Free Cash Flow[2]	$(77)	(52)	(22)	(49)	(4)	22	131	156

	2033	2034	2035	2036	2037	2038	2039	2040
Operating Income	$275	379	385	434	481	597	568	609
Taxes[1]	$(69)	(95)	(96)	(109)	(120)	(149)	(142)	(152)
Change in NWC	$(5)	(5)	(4)	(4)	(4)	(4)	(4)	(4)
Capex	$(8)	(10)	(10)	(11)	(12)	(15)	(15)	(16)
D&A	$8	10	10	11	12	15	15	16
Unlevered Free Cash Flow[2]	$202	280	284	321	356	444	422	453

	2041	2042	2043	2044	2045
Operating Income	$207	103	52	26	13
Taxes[1]	$(52)	(26)	(13)	(6)	(3)
Change in NWC	$29	15	7	4	2
Capex	$(6)	(3)	(1)	(1)	(0)
D&A	$6	3	1	1	0
Unlevered Free Cash Flow[2]	$184	92	46	23	12

(1)	Taxes payable at 25% tax rate
(2)	Unlevered Free Cash Flow refers to Operating Income, less tax expenses, changes in net working capital and capital expenditures, plus depreciation and amortization.

In light of the foregoing factors and the uncertainties inherent in the Projections, stockholders are cautioned not to place undue, if any, reliance on the Projections or any other forward-looking information included in this section of the Schedule 14D-9.

(iv)	Opinion of Centerview Partners LLC

On May 15, 2025, Centerview rendered to the Board its oral opinion, subsequently confirmed in a written opinion dated such date, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated May 15, 2025, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex I to this Schedule 14D-9. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transaction or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated May 14, 2025, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

•	Annual Reports on Form 10-K of the Company for the years ended December 31, 2024, December 31, 2023 and December 31, 2022;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data and conducted such financial studies and analyses and took into account such information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by

Centerview. Centerview also assumed, at the Company’s direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Merger Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’ written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transaction or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Board in connection with Centerview’s opinion, dated May 15, 2025. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transaction. None of the Company, Parent, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 14, 2025 (the last trading day before the public announcement of the Transaction) and is not necessarily indicative of current market conditions.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of the Company based on the Forecasts, which reflect certain assumptions and future financing needs of the Company. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of March 31, 2025 using discount rates ranging from 18.5% to 20.5% (based on Centerview’s analysis of the Company’s weighted average cost of capital) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on April 1, 2025 and ending on December 31, 2045, utilized by Centerview based on the Forecasts, (ii) an implied terminal value of the Company, calculated by Centerview by assuming that (as directed by the Company’s management) the Company’s unlevered free cash flows would decline in perpetuity after December 31, 2045 at a rate of free cash flow decline of 80% year over year, and (iii) tax savings from usage of the Company’s estimated federal net operating losses of $226 million and research and development tax credits of $28.1 million (as directed by the Company’s management) as of March 31, 2025 and future losses and (b) adding to the foregoing results, (i) the Company’s estimated cash balance of $84.8 million (including investments) as of March 31, 2025, and (ii) the present value of the estimated costs associated with assumed equity raises in 2025, 2026 and 2027, as set forth in the Internal Data.

Centerview then calculated a range of implied equity values per Share by dividing the result of the foregoing calculations by the number of fully-diluted outstanding Shares calculated on a treasury stock method basis (taking into account in-the-money options, restricted stock units and shares to be issued under the employee share purchase plan) as of May 14, 2025, as set forth in the Internal Data. The analysis resulted in a range of implied equity values per Share of $1.95 to $2.30, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Offer Price of $4.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the Board certain additional factors solely for reference and informational purposes only, including, among other things, the following:

•

Historical Stock Price Trading Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended May 14, 2025, which reflected low and high stock closing prices for the Company during such period of $0.82 to $6.00 per Share.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of May 14, 2025, which indicated low and high stock price targets for the Company ranging from $7.00 to $23.00 per Share.

•

Precedent Premia Paid Analysis. Centerview reviewed premiums paid in selected transactions involving publicly traded biopharmaceutical companies for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price (excluding contingent payments) in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a premia reference range of 80% to 195% to the Company’s closing stock price on May 14, 2025 (the last trading day before the public announcement of the Transaction) of approximately $1.35, which resulted in an implied price range of approximately $2.45 to $4.00 per share, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Board in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the Board or management of the Company with respect to the Merger Consideration or as to whether the Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between the Company and Parent and was approved by the Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however recommend any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for its current engagement, Centerview had not been engaged to provide financial advisory or other services to the Company, and Centerview did not receive any compensation from the Company during such period. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Parent or Purchaser, and Centerview did not receive any compensation from Parent during such period. Centerview may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transactions.

The Board selected Centerview as its financial advisor in connection with the Transaction based on Centerview’s reputation and experience and Inozyme’s prior relationship with Centerview, which provided Centerview with an understanding of Inozyme’s business, operations, and strategic priorities. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

In connection with Centerview’s services as the financial advisor to the Board, the Company has agreed to pay Centerview an aggregate fee of approximately $10.4 million, $1.5 million of which was payable upon the rendering of Centerview’s opinion and $8.9 million of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

(v) Intent to Tender

As of May 29, 2025, Inozyme’s directors and executive officers, as a group, beneficially owned 505,248 Shares, representing approximately 0.78% of the then outstanding Shares. To Inozyme’s knowledge, after making reasonable inquiry, all of Inozyme’s executive officers and directors currently intend to validly tender (and not withdraw) or cause to be validly tendered (and not withdrawn) pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. Certain of Inozyme’s directors and executive officers are parties to Support Agreements with Inozyme and Parent, pursuant to which they have agreed, among other things, to tender their Shares in the Offer. For more information, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

Item 5. Person/Assets Retained, Employed, Compensated or Used.

Pursuant to Centerview’s engagement letter with Inozyme, Inozyme retained Centerview as its financial advisor in connection with the Offer and the Merger and, in connection with such engagement, Centerview provided to the Board, Centerview’s opinion as further described in the section above titled “Item 4. The Solicitation or Recommendation,” which is filed as Annex I hereto and incorporated herein by reference. In connection with Centerview’s services as a financial advisor to Inozyme, Inozyme has agreed to pay Centerview an aggregate fee currently estimated to be approximately $10,400,000, $1,500,000 of which was payable upon the rendering of Centerview’s opinion to the Board and the balance of which is payable contingent upon consummation of the Transactions. In addition, Inozyme has agreed to reimburse certain of Centerview’s reasonable and documented out of-pocket expenses incurred in connection with or arising out of its engagement, and to indemnify Centerview and related parties against certain liabilities that may arise, out of Centerview’s engagement.

Neither Inozyme nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Inozyme on its behalf with respect to the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

Other than the scheduled vesting of outstanding unvested Company Awards, no transactions with respect to Shares have been effected by Inozyme or, to Inozyme’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, subsidiaries or any pension, profit-sharing or similar plan of Inozyme or its affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.

Item 7. Purposes of the Transactions and Plans or Proposals.

Except as indicated in this Schedule 14D-9 (including the exhibits hereto), Inozyme is not undertaking or engaging in any negotiations in response to the Offer that relate to (a) any tender offer for or other acquisition of Inozyme’s securities by Inozyme, Inozyme’s affiliates or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Inozyme or Inozyme’s affiliates, (c) any purchase, sale or transfer of a material amount of assets of Inozyme or any affiliate of Inozyme, or (d) any material change in the present dividend rate or policy, indebtedness or capitalization of Inozyme.

As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal, as described in more detail in Section 13 (The Transaction Documents) of the Offer to Purchase.

Item 8. Additional Information.

Conditions to the Offer

The information set forth in Section 15 (Conditions to the Offer) of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

At a meeting of the Board duly called and held on May 15, 2025, the Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to, and in the best interest of, the Company and its stockholders, (ii) approved the execution, delivery and performance by Inozyme of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL, and (iv) resolved to recommend that the stockholders of Inozyme tender their Shares to Purchaser pursuant to the Offer. If Purchaser acquires, pursuant to the Offer, a number of Shares that, when considered together with all other Shares (if any) beneficially owned by Parent or any of its wholly-owned subsidiaries (including Purchaser), would represent a majority of Shares outstanding at the time of the expiration of the Offer, Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL without a vote by Inozyme stockholders.

State Takeover Statutes

Delaware

Inozyme was incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by the Board of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•

the business combination was approved by the Board of the corporation and authorized at a meeting of stockholders (and not by written consent) by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that the interested stockholder did not own.

Each of Parent and Purchaser is not, nor at any time for the past three years has been, an “interested stockholder” of Inozyme as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Board has approved the Merger Agreement, Transactions and the Support Agreements, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 of the DGCL are inapplicable to the Offer, the Merger and the Transactions.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, pursuant to the DGCL, if the Offer is successful and the Merger is consummated, stockholders or beneficial owners of Inozyme who continuously held Shares from the date of the demand for appraisal through the Effective Time who (i) did not tender their Shares in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Offer Acceptance Time); (ii) are entitled to appraisal rights under Section 262 of the DGCL, (iii) properly demand appraisal of their Shares within the later of 20 days after the date of the giving of the notice of appraisal under Section 262 of the DGCL and the consummation of the Offer and otherwise strictly and timely follow the procedures set forth in Section 262 of the DGCL to exercise their appraisal rights; (iv) do not thereafter validly withdraw their demand for appraisal of such Shares or otherwise lose, waive or otherwise fail to perfect their appraisal rights, and (v) in the case of a beneficial owner, have submitted a demand that (a) reasonably identifies the holder of record of the shares for which the demand is made, (b) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of Shares and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (c) provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 of the DGCL and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to have such Shares appraised by the Delaware Court if certain conditions set forth in Section 262(g) are satisfied and to receive, in lieu of the consideration payable in the Merger, payment equal to the “fair value” of their Shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the “fair value” of their Shares. Stockholders and beneficial owners should be aware that the “fair value” of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Any stockholder or beneficial owner contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The following is a summary of the procedures to be followed by stockholders and beneficial owners of Shares that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II and is made available at https://delcode.delaware.gov/title8/c001/sc09/#262. All references in Section 262 of the DGCL and in this summary to (i) a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted, (ii) a “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person, and (iii) a “person” are to any individual, corporation, partnership, unincorporated association or other entity. This summary does not purport to be a complete statement of the law pertaining to appraisal rights under the DGCL, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL will result in the loss of appraisal rights under Section 262 of the DGCL that would otherwise be available if the Merger is consummated. Stockholders and beneficial owners of Shares should assume that Inozyme will take no action to perfect any appraisal rights of any stockholder or beneficial owner of Shares.

Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should review carefully the full text of Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that stockholders or beneficial owners of Shares exercise their appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to seek appraisal of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section may be accessed without subscription or cost. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. ANY STOCKHOLDER OR BENEFICIAL OWNER OF SHARES WHO WISHES TO EXERCISE SUCH APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE HIS, HER OR ITS RIGHT TO DO SO SHOULD REVIEW THE FOLLOWING DISCUSSION AND ANNEX II ATTACHED HERETO CAREFULLY BECAUSE FAILURE TO TIMELY AND PROPERLY COMPLY WITH THE PROCEDURES SPECIFIED WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

To exercise appraisal rights under Section 262 of the DGCL in connection with the Merger, a stockholder or beneficial owner must do ALL of the following:

•

within the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to Inozyme at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Inozyme of the identity of the stockholder or beneficial owner and that the stockholder or beneficial owner is demanding appraisal;

•	not tender their Shares in the Offer (or, if tendered, properly and subsequently withdraw such Shares prior to the Offer Acceptance Time);

•

continuously hold (in the case of holders of record) or continuously own (in the case of beneficial owners) the subject Shares from the date on which the written demand for appraisal is made through the Effective Time;

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter; and

•

in the case of a demand made by a beneficial owner of shares in its own name, the demand must also (i) reasonably identify the holder of record of the Shares for which the demand is made, (ii) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of Shares and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (iii) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation (as defined below) under Section 262 of the DGCL and to be set forth on the verified list required by Section 262(f) of the DGCL.

In addition, one of the ownership thresholds set forth in Section 262 of the DGCL (as described below) must be met and a stockholder or beneficial owner or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

Written Demand

As detailed in the first bullet above, a stockholder or beneficial owner of Shares wishing to exercise his, her or its appraisal rights must, within the later of the consummation of the Offer and 20 days after the date of mailing of this 14D-9, make a written demand for appraisal of such stockholder’s or beneficial owner’s Shares. All written demands for appraisal should be addressed to Inozyme, Inc. at 321 Summer Street, Suite 400, Boston, Massachusetts 02210, Attention: Sanjay Subramanian, Chief Financial Officer. If the Shares are owned or held in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned or held by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners. An authorized agent, including an authorized agent for two (2) or more joint stockholders or beneficial owners, as applicable, , may execute the demand for appraisal on behalf of a stockholder or beneficial owner, as applicable; provided, however, that such agent must identify the stockholder or stockholders /or beneficial owner or owners, as applicable.

If a record stockholder (such as a broker who holds Shares as a nominee for beneficial owners) exercises rights on behalf of any of such beneficial owners with respect to the Shares held for such beneficial owners, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of the person demanding appraisal. Alternatively, a beneficial owner may demand appraisal in his, her or its own name, provided that (i) such beneficial owner continuously owns such Shares through the effective date of the Merger, and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 of the DGCL and to be set forth on the verified list required by Section 262(f) of the DGCL.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any person who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held or beneficially owned by all stockholders or beneficial owners who did not tender their Shares in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Offer Acceptance Time) and who timely and properly demanded appraisal. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined the proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger. If no such Petition is filed within that 120-day period, appraisal rights will be lost for all stockholders and beneficial owners of Shares who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation to (and the Company has no present intention to) file a Petition, and stockholders and beneficial owners should not assume that the Surviving Corporation will file a Petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the stockholders and beneficial owners of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any person who has complied with the requirements for an appraisal of such person’s Shares pursuant to Section 262 of the DGCL will be entitled, upon request given in writing (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners of such Shares (provided that, where a beneficial owner makes a demand pursuant to Section 262, the record holders of such Shares will not be considered a separate stockholder with respect to the Shares held by such beneficial owner for purposes of such aggregate number). The Surviving Corporation must give this statement to the requesting person within ten days after receipt by the Surviving Corporation of the written request for such statement or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such Petition by any person other than the Surviving Corporation, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation. If the Petition is filed by the Surviving Corporation, the Petition must be accompanied by the Verified List. The Delaware Register in Chancery, if so ordered by the Delaware Court, shall give notice of the time and place fixed for the hearing on the Petition by registered mail or certified mail to the Surviving Corporation and to all persons shown on the Verified List at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Delaware Court, and the costs relating to these notices will be borne by the Surviving Corporation.

At the hearing on such Petition, the Delaware Court will determine the persons who have complied with the provisions of Section 262 of the DGCL and who have become entitled to an appraisal of their Shares. The Delaware Court may require that the persons who have demanded an appraisal of their Shares and whose Shares are represented by certificates to submit the certificates representing their Shares to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any such person who does not comply with such requirement. Accordingly, stockholders and beneficial owners of Shares who are considering seeking an appraisal of their Shares under Section 262 of the DGCL are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court will dismiss appraisal proceedings as to all stockholders or beneficial owners of such shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal or (ii) the aggregate value of the Merger Consideration for such total number of Shares exceeds $1 million.

After the Delaware Court determines the persons entitled to an appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. The Shares will be appraised by the Delaware Court at the fair value thereof, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court, and (ii) interest theretofore accrued, unless paid at that time.

In determining fair value, the Delaware Court will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Upon application by the Surviving Corporation or by any entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to appraisal. Any person whose name appears on the Verified List may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under Section 262 of the DGCL. When the fair value of the Shares is determined, the Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined by the Surviving Corporation to the persons entitled thereto. Payment will be so made to each such person upon such terms and conditions as the Delaware Court may order. The Delaware Court’s decree may be enforced as other decrees in such court may be enforced.

The costs of the appraisal proceeding may be determined by the Delaware Court and taxed upon the parties as the Delaware Court deems equitable in the circumstances. Upon application of a person whose name appears on the Verified List and who participated in the proceeding and incurred expenses in connection therewith, the Delaware Court may order all or a portion of such expenses, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal not dismissed pursuant to Section 262(k) or subject to such an award pursuant to a reservation of judgment under such subsection. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

If a person who has made a demand for an appraisal in accordance with Section 262 of the DGCL delivers to the Surviving Corporation a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s Shares, either within 60 days of after the Effective Time or thereafter with the written approval of the Surviving Corporation, then the right of such person to an appraisal of the Shares subject to the withdrawal will cease. Notwithstanding the foregoing, an appraisal proceeding in the Delaware Court will not be dismissed as to any person without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just, including a reservation of jurisdiction for any application to the Delaware Court relating to an order of the Delaware Court with respect to the expenses of the proceeding; provided that the foregoing will not affect the right of any person who has not commenced an appraisal proceeding or joined the proceeding as a named party to withdraw such person’s demand for appraisal and to accept the consideration to be paid upon the Merger on the terms set forth in the Merger Agreement within 60 days after the Effective Time.

Stockholders or beneficial owners considering whether to seek appraisal should bear in mind that the fair value of their Shares as so determined by the Delaware Court could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders or beneficial owners wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

From and after the Effective Time, no person who has demanded appraisal rights with respect to some or all of such person’s Shares in compliance with Section 262 of the DGCL will be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except for dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such person’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal if no Petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder or beneficial owner may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER PRICE DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A STOCKHOLDER OR BENEFICIAL OWNER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Legal Proceedings

There are currently no legal proceedings relating to the Transactions. Lawsuits arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.

Antitrust Approvals

Antitrust in the United States

Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the Merger is subject to such requirements.

Pursuant to the Merger Agreement, each of Parent and Inozyme is required to file on or prior to June 2, 2025 a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the DOJ and the FTC. Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire 15 days following the filing of the Premerger Notification and Report Form at 11:59 p.m., Eastern Time. However, this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or lengthened if the acquiring person voluntarily withdraws and refiles to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material, in which case the waiting period expires ten days after the date when the acquiring person has certified its substantial compliance with such request. Parent and Inozyme may also enter into a timing agreement with the DOJ or FTC to not consummate the

Offer for a specified period of time. If any waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until the next day that is not a Saturday, Sunday or federal holiday at 11:59 p.m., Eastern Time. At any time before or after the consummation of any such transactions, the DOJ or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of BioMarin and/or Inozyme. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. Parent and Inozyme do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be.

Annual Report, Quarterly Report and Current Reports

For additional information regarding the business and the financial results of Inozyme, please see Inozyme’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 10, 2025, Inozyme’s Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 14, 2025, Inozyme’s Current Reports on Form 8-K filed with the SEC from time to time, and other public filings of Inozyme made from time to time with the SEC.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements about, among other things, the proposed acquisition of Inozyme by BioMarin and the business prospects of Inozyme and BioMarin, including, without limitation, statements about: the anticipated occurrence, manner and timing of the proposed Offer and the closing of the proposed acquisition; the prospective benefits of the proposed acquisition, including expectations that it will strengthen BioMarin’s enzyme therapies portfolio and be a strong strategic fit for BioMarin; Inozyme’s product candidate INZ-701 and expectations regarding its ongoing development, including the potential for INZ-701 to be the first treatment for children and adults with ENPP1 Deficiency, the potential benefits of INZ-701 for patients, the anticipated timing for data from the first Phase 3 pivotal study of INZ-701 in children, the anticipated costs of developing INZ-701 and the potential regulatory approval of INZ-701 in 2027; potential revenue for INZ-701; additional INZ-701 clinical programs intended to expand to patients of all ages; the anticipated market for INZ-701; plans for an INZ-701 pivotal study for adolescents and adults; INZ-701’s potential to expand into additional indications where deficiencies in the Pyrophosphate-Adenosine Pathway contribute to disease pathology; the accounting treatment of the potential acquisition under GAAP and its potential impact on BioMarin’s financial results and financial guidance; BioMarin’s plans for external innovation, including BioMarin being in a strong financial position to acquire additional assets; BioMarin’s ability to execute additional transactions in future quarters; statements about BioMarin’s future financial performance, including the expectations of Non-GAAP Operating Margin percentage; and other statements that are not historical facts. Actual results could differ materially from those anticipated in these forward-looking statements. Except as required by law, each of BioMarin and Inozyme assume no obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise.

These statements, which represent each of BioMarin’s and Inozyme’s current expectations or beliefs concerning various future events that are subject to significant risks and uncertainties, may contain words such as “may,” “will,” “would,” “could,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “project,” “seek,” “should,” “strategy,” “future,” “opportunity,” “potential” or other similar words and expressions indicating future results. These forward-looking statements are predictions and involve risks and uncertainties such that actual results may differ materially from these statements. Forward-looking statements reflect current beliefs and expectations; however, these statements involve inherent risks and uncertainties, including, without limitation, with respect to: consummating the proposed acquisition in the anticipated timeframe, if at all; how many of Inozyme’s stockholders will tender their stock in the Offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the effects of the proposed acquisition (or the announcement thereof) on Inozyme’s or BioMarin’s stock price and/or BioMarin’s or Inozyme’s operating results; unknown or inestimable liabilities; the development, launch and commercialization of products and product candidates such as INZ-701, if approved; the successful completion of regulatory activities with respect to INZ-701; the parties’ ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period and that BioMarin and Inozyme will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; obtaining and maintaining adequate coverage and reimbursement for BioMarin’s or Inozyme’s products; the time-consuming and uncertain regulatory approval process; the costly and time-consuming pharmaceutical product development process and the uncertainty of clinical success, including risks related to failure or delays in successfully initiating or completing clinical trials and assessing patients, including with respect to current and planned future clinical trials of INZ-701; global economic, financial, and healthcare system disruptions and the current and potential future negative impacts to BioMarin’s or Inozyme’s business operations and financial results; the sufficiency of BioMarin’s or Inozyme’s cash flows and capital resources; BioMarin’s ability to fund the acquisition with existing cash and investments; BioMarin’s evaluation of the accounting treatment of the potential acquisition and its potential impact on its financial results and financial guidance; BioMarin’s or Inozyme’s ability to achieve targeted or expected future financial performance and results and the uncertainty of future tax, accounting and other provisions and estimates; the effects of the transaction on relationships with key third parties, including employees, customers, suppliers, other business partners or governmental entities, including the risk that the proposed acquisition adversely affects employee retention; transaction costs; risks that the proposed acquisition disrupts current plans and operations; risks that the proposed transaction diverts management’s attention from ongoing business operations; changes in Inozyme’s business during the period between announcement and closing of the proposed acquisition; any legal proceedings and/or regulatory actions that may be instituted related to the proposed acquisition; and other risks and uncertainties affecting BioMarin and Inozyme, including those risk factors detailed in BioMarin’s and Inozyme’s filings with the Securities and Exchange Commission (SEC), including, without limitation, the risk factors contained under the caption “Risk Factors” in BioMarin’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025, Inozyme’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 and Inozyme’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as such risk factors may be updated by any subsequent reports, as well as the Tender Offer Statement on Schedule TO and related tender offer documents to be filed by BioMarin and Purchaser, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Inozyme. Stockholders of BioMarin and Inozyme are urged not to place undue reliance on forward-looking statements, which speak only as of the date hereof. BioMarin and Inozyme are under no obligation, and expressly disclaim any obligation, to update (publicly or otherwise) or alter any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events or otherwise.

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated June 2, 2025 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of BioMarin Pharmaceutical Inc. and Incline Merger Sub, Inc., filed June 2, 2025 (the “Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(4)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(5)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(6)	Summary Advertisement, as published in The Wall Street Journal on June 2, 2025 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(7)	Opinion of Centerview Partners LLC, dated May 15, 2025 (included as Annex I to this Schedule 14D-9).

Exhibit No.	Description

(a)(8)	Joint Press Release issued by Inozyme Pharma, Inc. and BioMarin Pharmaceutical Inc., dated May 16, 2025 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Inozyme Pharma, Inc. and BioMarin Pharmaceutical Inc. with the SEC on May 16, 2025).

(a)(9)	Letter to BioMarin Employees dated May 16, 2025 (incorporated by reference to Exhibit 99.1 to the second BioMarin Pharmaceutical Inc. Pre-Commencement Communication on Schedule TO filed with the SEC on May 16, 2025).

(a)(10)	Letter to Inozyme Employees dated May 16, 2025 (incorporated by reference to Exhibit 99.2 to the second BioMarin Pharmaceutical Inc. Pre-Commencement Communication on Schedule TO filed with the SEC on May 16, 2025).

(a)(11)	BioMarin Social Media Content dated May 16, 2025 (incorporated by reference to Exhibit 99.3 to the second BioMarin Pharmaceutical Inc. Pre-Commencement Communication on Schedule TO filed with the SEC on May 16, 2025).

(a)(12)	Email from Douglas Treco, Chief Executive Officer and Chairman of Inozyme Pharma, Inc., to employees on May 16, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Inozyme Pharma, Inc. with the SEC on May 16, 2025).

(a)(13)	Transcript from BioMarin Business Update Call dated May 16, 2025 (incorporated by reference to Exhibit 99.1 of the BioMarin Pharmaceutical Inc. Pre-Commencement Communication on Schedule TO filed with the SEC on May 19, 2025).

(a)(14)	Presentation to BioMarin Employees dated May 19, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Inozyme Pharma, Inc. with the SEC on May 20, 2025).

(a)(15)	Presentation to Inozyme Employees dated May 19, 2025 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by Inozyme Pharma, Inc. with the SEC on May 20, 2025).

(e)(1)	Agreement and Plan of Merger, dated as of May 16, 2025, by and among Inozyme Pharma, Inc., BioMarin Pharmaceutical Inc. and Incline Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Inozyme Pharma, Inc. with the SEC on May 16, 2025).

(e)(2)	Form of Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Inozyme Pharma, Inc. with the SEC on May 16, 2025).

(e)(3)	Form of Indemnification Agreement between the Registrant and each of its Executive Officers and Directors (incorporated by reference to Exhibit 10.15 to Amendment No. 1 to Inozyme Pharma, Inc. Registration Statement on Form S-1 (File No. 333-239648) filed with the Securities and Exchange Commission on July 20, 2020).

(e)(4)	Amended and Restated 2017 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.3 to Inozyme Pharma, Inc.’s Registration Statement on Form S-1 (File No. 333-239648) filed with the Securities and Exchange Commission on July 2, 2020).

(e)(5)	Form of Stock Option Agreement Granted under Amended and Restated 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to Inozyme Pharma, Inc.’s Registration Statement on Form S-1 (File No. 333-239648) filed with the Securities and Exchange Commission on July 2, 2020).

(e)(5)	2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to Inozyme Pharma, Inc.’s Registration Statement on Form S-1 (File No. 333-239648) filed with the Securities and Exchange Commission on July 20, 2020).

(e)(6)	Form of Stock Option Agreement under the 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to Inozyme Pharma, Inc.’s Registration Statement on Form S-1 (File No. 333-239648) filed with the Securities and Exchange Commission on July 20, 2020).

Exhibit No.	Description

(e)(7)	Form of Restricted Stock Unit Agreement under the 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Inozyme Pharma, Inc.’s Registration Statement on Form S-1 (File No. 333-239648) filed with the Securities and Exchange Commission on July 20, 2020).

(e)(8)	Form of Restricted Stock Unit Agreement under the 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.27 to Inozyme Pharma, Inc.’s Annual Report on Form 10-K (File No. 001-39397) filed with the Securities and Exchange Commission on March 12, 2024).

(e)(9)	2020 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to Inozyme Pharma, Inc.’s Registration Statement on Form S-1 (File No. 333-239648) filed with the Securities and Exchange Commission on July 20, 2020).

(e)(10)	2023 Inducement Stock Incentive Plan (incorporated by reference to Exhibit 99.3 to Inozyme Pharma, Inc.’s Registration Statement on Form S-8 (File No. 333-270733) filed with the Securities and Exchange Commission on March 22, 2023).

(e)(11)	Form of Nonstatutory Stock Option Agreement under 2023 Inducement Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to Inozyme Pharma, Inc.’s Quarterly Report on Form 10-Q (File No. 001-39397) filed with the Securities and Exchange Commission on May 9, 2023).

(e)(12)	Form of Restricted Stock Unit Agreement under 2023 Inducement Stock Incentive Plan (incorporated by reference to Exhibit 10.8 to Inozyme Pharma, Inc.’s Quarterly Report on Form 10-Q (File No. 001-39397) filed with the Securities and Exchange Commission on May 9, 2023).

(e)(13)	Employment Agreement, dated March 21, 2023, by and between Inozyme Pharma, Inc. and Douglas Treco (incorporated by reference to Exhibit 10.1 to Inozyme Pharma, Inc.’s Quarterly Report on Form 10-Q (File No. 001-39397) filed with the Securities and Exchange Commission on May 9, 2023).

(e)(14)	Employment Agreement, dated March 14, 2023, by and between Inozyme Pharma, Inc. and Matthew Winton (incorporated by reference to Exhibit 10.4 to Inozyme Pharma, Inc.’s Quarterly Report on Form 10-Q (File No. 001-39397) filed with the Securities and Exchange Commission on May 9, 2023).

(e)(15)	Employment Agreement, dated March 2, 2022, by and between Inozyme Pharma, Inc. and Sanjay Subramanian (incorporated by reference to Exhibit 10.1 to Inozyme Pharma, Inc.’s Quarterly Report on Form 10-Q (File No. 001-39397) filed with the Securities and Exchange Commission on May 10, 2022).

(e)(16)	Inozyme’s Schedule 14A filed with SEC on April 29, 2025.

(e)(17)	Mutual Non-Disclosure Agreement, dated May 8, 2024, by and between Inozyme Pharma, Inc., and BioMarin Pharmaceutical Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(18)	Exclusivity Agreement, dated May 10, 2025, by and between Inozyme Pharma, Inc., and BioMarin Pharmaceutical Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Douglas Treco
Name:	Douglas Treco
Title:	Chief Executive Officer

Dated: June 2, 2025

Annex I

Opinion of Centerview

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

May 15, 2025

The Board of Directors

Inozyme Pharma, Inc.

321 Summer Street, Suite 400

Boston, MA 02210

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Inozyme Pharma, Inc., a Delaware corporation (the “Company”), of the $4.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among BioMarin Pharmaceutical Inc., a Delaware corporation (“Parent”), Incline Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $4.00 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) any Shares held by Parent, Merger Sub or the Company, or by any other direct or indirect wholly-owned Subsidiary (as defined in the Agreement) of Parent, in each case, as of immediately prior to the Effective Time (as defined in the Agreement) and (ii) any Dissenting Shares (as defined in the Agreement) (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $4.00 per Share in cash, without interest, (the $4.00 per Share consideration to be paid in the Tender Offer and the Merger, the “Merger Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019

PHONE: (212) 380-2650 FAX: (212) 380-2651 WWW.CENTERVIEWPARTNERS.COM

NEW YORK ● LONDON ● PARIS ● SAN FRANCISCO ● MENLO PARK

The Board of Directors

Inozyme Pharma, Inc.

May 15, 2025

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent or Merger Sub, and we have not received any compensation from Parent during such period. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated May 14, 2025 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2024, December 31, 2023 and December 31, 2022; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data and conducted such financial studies and analyses and took into account such information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters,

The Board of Directors

Inozyme Pharma, Inc.

May 15, 2025

under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares and Dissenting Shares) of the Merger Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Merger Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares and Dissenting Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

Annex II

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.